Exhibit 99.1

PROVINCE OF MANITOBA

This description of Province of Manitoba is dated as of October 24, 2013 and appears as Exhibit 99.1 to Province of Manitoba’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2013.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Province. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to Manitoba’s Annual Report to the U.S. Securities and Exchange Commission on Form 18-K for the fiscal year ended March 31, 2013. Additional information with respect to Manitoba is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or from Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba R3C 3N9, Canada.

The Province files annual reports, amendments to annual reports and other information with the Commission. These reports and amendments include certain financial, statistical and other information about the Province, and may be accompanied by exhibits. You may read and copy any document the Province files with the Commission at the Commission’s public reference room in Washington, D.C. You may also obtain copies of the same documents from the public reference room in Washington, D.C. by paying a fee. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a web site at http://www.sec.gov, which contains reports and other information regarding issuers that file electronically with the Commission.

The fiscal year of Manitoba ends March 31. Fiscal 2013 and 2012-2013 refer to the fiscal year ended March 31, 2013 and, unless otherwise indicated, 2012 means the calendar year ended December 31, 2012. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars ($ or C$) and all references to dollars are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.

At October 23, 2013, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.0385.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy

	Year Ended December 31,					Compound Annual Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product	$51,676	$51,554	$54,275	$56,947	$59,405	3.5%
Change in Real Gross Domestic Product
Manitoba	4.0%	-0.5%	2.3%	2.2%	2.7%	—
Canada	1.2%	-2.7%	3.4%	2.5%	1.7%	—
Manufacturing Shipments	$16,373	$14,753	$14,434	$15,401	$15,611	-1.2
Farm Cash Receipts	4,829	4,848	4,838	4,940	5,162	1.7
Capital Investment	10,008	9,694	11,218	11,213	12,306	5.3
Primary Household Income	33,527	34,132	34,999	36,794	38,597	3.6
Population at July 1 (in thousands)	1,198	1,209	1,221	1,234	1,250	1.1
Average Unemployment Rate	4.2%	5.2%	5.4%	5.4%	5.3%	—
Change in Consumer Price Index (Manitoba)	2.3%	0.6%	0.8%	3.0%	1.6%
Average Exchange Rate (C$ per U.S.$)	1.0660	1.1420	1.0299	0.9891	0.9996

Revenue and Expense of the Government Reporting Entity (1)

	Year Ended March 31,
	2009	2010	2011	2012	2013
	(In millions of dollars)
Total Revenue	$12,611	$12,502	$13,069	$13,688	$13,786
Total Expense	(12,162)	(12,687)	(13,250)	(14,689)	(14,366)

Summary Net Income (Loss)	$449	$(185)	$(181)	$(1001)	$(580)

(1)	See “Statement of Revenue and Expense of the Government Reporting Entity” on page 27.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2009	2010	2011	2012	2013
	(In millions of dollars, unless otherwise indicated)
Consisting of
Net Direct Funded Borrowings	$19,479	$20,861	$22,770	$25,728	$27,699
Net Guaranteed Borrowings	326	255	165	257	166

	$19,805	$21,116	$22,935	$25,985	$27,865
Issued for
General Government Programs (1)	$9,661	$10,884	$11,856	$13,919	$14,828
Self-Sustaining Purposes	9,671	10,157	11,018	12,019	13,004
Loans Payable to the Government of Canada and Government Business Enterprises (2)	473	75	61	47	33

	$19,805	$21,116	$22,935	$25,985	$27,865
General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	18.7%	21.1%	21.8%	24.4%	25.0%

(1)	Total borrowings issued for General Government Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.
(2)	Canadian generally accepted accounting principles (GAAP) for the public sector as recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2009	2010	2011	2012	2013
	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$9,059	$9,813	$9,904	$10,623	$10,585

Liabilities:
Borrowings (2)	14,891	16,142	17,150	19,603	20,788
Accounts Payable, accrued charges, provisions and unearned revenue	3,617	3,546	3,585	3,936	3,862
Pension Liability	1,964	1,768	1,731	1,634	1,828

Total Liabilities	20,472	21,456	22,466	25,173	26,478

Summary Net Debt	$11,413	$11,643	$12,562	$14,550	$15,893

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	22.1%	22.6%	23.1%	25.6%	26.8%

(1)	Includes cash, accounts receivable, loans and investments, equity in Government Business Enterprises and other financial assets.
(2)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board. Also includes unamortized currency fluctuations.

PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the centre of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. The Province has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by the Province. Cultivated land comprises 30,000 square miles in the southern part of the Province. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2013 was 1,265,015 an increase of 1.2% over the prior year. Winnipeg Census Metropolitan Area had an estimated population of 778,400 in 2012. Winnipeg, the capital of the Province, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. The City is also a major air, rail and truck transportation hub by virtue of its geographical position in the centre of the continent.

The second largest City in the Province is Brandon, with an estimated population of 49,664 in 2012. Brandon, in western Manitoba, is a major supply centre for the agriculture industry, as well as an agriculture-related manufacturing centre.

Constitutional Framework

Canada consists of a federation of Provinces and Territories. A constitutional division of powers between the Federal and Provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the constitution of Canada (the Constitution) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. The Legislature of each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over areas not assigned to the Provincial Legislatures, including such matters as aboriginal persons, the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defence, foreign affairs, postal services, interprovincial transportation and communications undertakings. The Provinces and the Parliament of Canada have shared jurisdiction over immigration, health care, environment and agriculture.

Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter into negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to cities, municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in Manitoba is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor, usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for terms of four years, subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the latest general election of members of the Legislative Assembly, held on October 4, 2011, the New Democratic Party was elected to a majority of seats. The next election must take place no later than October 6, 2015. In the event of a Federal election in the fall of 2015, the Manitoba general election would take place on April 19, 2016.

The following table sets forth the results of the three most recent elections of the Province and the current standing of the Legislative Assembly.

	Number of members
	2003	2007	2011	Current
New Democratic Party of Manitoba	35	36	37	37
The Progressive Conservative Party of Manitoba	20	19	19	18
Manitoba Liberal Party	2	2	1	1
Vacant	—	—	—	1

Total	57	57	57	57

ECONOMY

General

The Manitoba economy is among the most diversified economies in Canada, with 11 industries each making up more than 5% of GDP. Its major industries are: manufacturing; finance, insurance and real estate; mining (includes oil production); construction; transportation and storage; wholesale trade; retail trade; information and culture; agriculture; professional and scientific services; and utilities. Manitoba is also a major transportation hub, with air and rail cargo linkages and a substantial trucking industry.

Economic growth in Manitoba has been among the most stable in Canada, reflecting some of the Province’s structural characteristics, including a broad industrial base, balanced exports to interprovincial and international markets, relatively healthy household balance sheets and a stable, healthy labour market. Over the period from 2008 to 2012, Manitoba’s average annual real GDP growth rate was 1.7%, third among Provinces and above Canada’s overall rate of 1.2%.

With the global economic recovery slowing in 2012, overall economic activity in Manitoba remained stable and again grew at an above-average rate. Statistics Canada estimates that Manitoba’s real GDP expanded 2.7% in 2012, after 2.2% growth in 2011.

The following table sets forth growth rates in 2012 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rate for 2012.

	Manitoba	Canada
Housing Starts	19.1%	10.8%
Retail Sales	1.6	2.5
Manufacturing Sales	1.4	3.5
Gross Domestic Product	4.3	3.4
Real Gross Domestic Product	2.7	1.7
Capital Investment	9.7	7.2
Foreign Merchandise Exports	-4.8	1.9
Farm Cash Receipts	4.5	7.5
Value of Mining Production	-1.7	N/A
Consumer Price Index	1.6	1.5
Employment	0.9	1.2
Average Unemployment Rate	5.3	7.2

Reflecting global trends, the survey average of private sector forecasts of real GDP published in the 2013 Manitoba budget (the Manitoba Budget 2013) was 1.9%. According to the February 2013 Statistics Canada survey of investment intentions, capital investment is expected to increase by 8.5% to $13.3 billion in 2013, with a public capital investment increase of 12.9% and a private capital investment increase of 6.3%.

The following table sets forth the year-to-date growth rates, where available, for 2013 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the year-to-date unemployment rate.

	Manitoba	Canada
Housing Starts (June)	-1.2%	-16.9%
Retail Sales (July)	2.3	2.0
Manufacturing Sales (July)	-1.0	-1.9
Foreign Merchandise Exports (August)	8.3	1.8
Farm Cash Receipts (March)	13.4	7.5
Consumer Price Index (August)	2.2	0.9
Employment (September)	0.9	1.4
Unemployment Rate (September)	5.3	7.1
Population (July)	1.2	1.2

The following table sets forth selected indicators of economic activity and the compound annual growth rates for Manitoba and Canada for the calendar years 2008 through 2012. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth compounded annually.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31,					Compound Annual Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$51,676	$51,554	$54,275	$56,947	$59,405	3.5%
Canada	1,645,974	1,567,007	1,662,757	1,760,011	1,819,967	2.5
Real Gross Domestic Product
Manitoba (2)	$42,728	$42,516	$43,498	$44,469	$45,670	1.7
Change	4.0%	-0.5%	2.3%	2.2%	2.7%
Canada (3)	$1,584,306	$1,541,348	$1,593,356	$1,633,604	$1,661,559	1.2
Change	1.2%	-2.7%	3.4%	2.5%	1.7%
Primary Household Income	$33,527	$34,132	$34,999	$36,794	$38,597	3.6
Primary Household Income Per Capita (in Dollars)	27,990	28,241	28,667	29,824	30,878	2.5
Retail Sales	15,143	15,127	16,029	16,758	17,018	3.0
Capital Investment	10,008	9,694	11,218	11,213	12,306	5.3
Housing Starts (Units)	5,537	4,174	5,888	6,083	7,242	6.9
Change in Consumer Price Index
Manitoba	2.3%	0.6%	0.8%	3.0%	1.6%
Canada	2.3%	0.3%	1.8%	2.9%	1.5%
Population (July 1) (in thousands)
Manitoba	1,198	1,209	1,221	1,234	1,250	1.1
Canada	33,246	33,629	34,005	34,343	34,754	1.1
Employment (in thousands)	608.5	608.3	619.8	624.5	630.1	0.9
Average Unemployment Rate	4.2%	5.2%	5.4%	5.4%	5.3%
Average exchange rate (C$ per U.S.$)	$1.0660	$1.1420	$1.0299	$0.9891	$0.9996

(1)	At market prices.
(2)	Expressed in 2002 chained dollars.
(3)	Expressed in 2007 chained dollars.

Sources: Statistics Canada, Manitoba Bureau of Statistics, Conference Board of Canada and Manitoba Department of Finance.

Economic Structure

The Province has a balanced and diversified economy. In 2012, goods producing industries accounted for 29.3% of real gross domestic product at basic prices. Manufacturing accounted for 10.0% of real gross domestic product at basic prices, mining for 7.0%, construction for 6.9% and agriculture for 3.1%. The commercial service sector accounted for 47.6% of real gross domestic product at basic prices, and the non-commercial service sector accounted for 22.4%.

The following table sets forth the real gross domestic product by industry at basic prices and the compound annual growth rates for the calendar years 2008 through 2012.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

	Year Ended December 31,					Compound Annual Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(In millions of 2007 chained dollars)
Goods Producing Industries
Manufacturing	$5,348	$4,959	$5,021	$5,040	$5,103	-1.2%
Mining	2,417	2,493	2,829	3,192	3,583	10.3
Construction	3,048	3,131	3,471	3,290	3,506	3.6
Agriculture	1,950	1,811	1,587	1,357	1,579	-5.1
Utilities	1,446	1,343	1,359	1,426	1,352	-1.7
Forestry, Fishing and Trapping	79	89	103	117	102	6.6

Total Goods Producing Industries	14,321	13,797	14,241	14,135	14,876	1.0

Service Producing Industries
Commercial Services
Finance, Insurance and Real Estate	4,404	4,481	4,578	4,723	4,805	2.2
Owner-Occupied Dwellings (2)	3,631	3,718	3,865	4,017	4,158	3.4
Transportation and Storage	2,998	2,911	3,018	3,127	3,194	1.6
Wholesale Trade	2,977	2,883	2,974	3,041	3,059	0.7
Retail Trade	2,718	2,742	2,833	2,899	2,943	2.0
Information and Culture	1,518	1,531	1,547	1,571	1,581	1.0
Professional and Scientific	1,393	1,401	1,407	1,455	1,485	1.6
Business Services	987	934	963	971	977	-0.3
Accommodation, Food and Beverage	874	904	913	942	947	2.0
Other Services	1,031	1,040	1,062	1,078	1,081	1.2

Total Commercial Services Industries	22,531	22,545	23,160	23,824	24,230	1.8

Non-commercial Services
Health and Social Services	3,883	3,993	4,051	4,160	4,235	2.2
Education	2,562	2,643	2,673	2,718	2,781	2.1
Municipal Administration	1,462	1,485	1,530	1,567	1,599	2.3
Federal Administration	1,489	1,516	1,550	1,587	1,595	1.7
Provincial Administration	1,068	1,115	1,139	1,171	1,180	2.5

Total Non-commercial Services Industries	10,464	10,752	10,943	11,203	11,390	2.1

Total Service Producing Industries	33,310	33,638	34,437	35,373	35,966	1.9

Real Gross Domestic Product at Basic Prices (3)	$47,621	$47,454	$48,689	$49,542	$50,857	1.7

(1)	Real gross domestic product measures value added and therefore differs from the value of production or the value of shipments by industry. Real gross domestic product at basic prices is the sum of all factor incomes from production in the Province. Real gross domestic product at basic prices plus indirect taxes, minus subsidies, equals real gross domestic product at market prices. Amounts in the table are expressed in 2007 chained dollars. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from different years.
(2)	Imputed rent value of Owner-Occupied Dwellings.
(3)	Total real gross domestic product at basic prices does not equal the sum of real gross domestic product by industry due to the chaining of dollars.

Source: Statistics Canada

Manufacturing. Manufacturing is the largest sector of the Manitoba economy and is well-diversified, producing a wide range of consumer and industrial goods. In 2012, manufacturing accounted for 10.0% of Manitoba’s real GDP and 10.0% of employment.

The largest manufacturing industry is food manufacturing which produces a broad range of consumer products such as processed meat and potato products, along with industrial agricultural feed. The next largest industries are: transportation equipment primarily aerospace products and buses; machinery, mainly agricultural implements; chemicals, primarily pharmaceuticals and agricultural products; fabricated metal products, including structural steel; wood products, ranging from lumber to cabinets and millwork; printing; and electrical equipment, including industrial transformers and electronic components.

In 2012, manufacturing sales increased 1.4%, primarily due to a 5.4% increase in durable goods, with advances in wood products, electrical equipment, transportation equipment, machinery and fabricated metal products. Non-durables decreased 3.9%.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal manufacturing industries for the calendar years 2008 through 2012.

GROSS VALUE OF MANUFACTURING SALES

	Year Ended December 31,					Compound Annual Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(In millions of dollars)
Non-durables
Food	$3,723.6	$3,744.6	$3,662.9	$3,582.0	$3,356.2	-2.6%
of which meat processing	1,356.6	1,371.5	1,385.1	1,213.8	894.8	-9.9
Chemicals	1,126.9	1,036.7	921.4	1,215.3	1,182.7	1.2
of which pharmaceuticals	240.7	329.2	308.3	287.2	287.8	4.6
Printing	591.7	474.3	439.5	408.9	406.4	-9.0
Other Non-durables	1,530.7	1,399.7	1,411.8	1,439.3	1,441.7	-1.5
Durables
Total Transportation Equipment	2,050.0	1,893.8	1,810.7	1,916.0	2,136.7	1.0
of which vehicle bodies	510.7	400.6	379.4	445.1	520.5	0.5
Machinery	1,493.9	1,510.7	1,397.0	1,701.8	1,841.0	5.4
of which agricultural equipment	917.4	1,075.6	952.0	1,199.3	1,325.0	9.6
Fabricated Metals	891.4	840.6	811.2	874.4	932.9	1.1
of which architectural products	378.9	317.4	323.2	345.4	394.7	1.0
Wood Products	573.5	432.0	360.6	352.6	414.0	-7.8
Electrical Equipment	271.5	294.5	233.5	184.5	211.1	-6.1
Other Durables	4,120.1	3,126.0	3,384.8	3,726.5	3,688.8	-2.7

Total	$16,373.4	$14,752.8	$14,433.6	$15,401.3	$15,611.4	-1.2

Source: Statistics Canada.

Manufacturing shipments are moderating in 2013. The value of manufacturing sales decreased 1.0% in the first seven months of 2013 compared to the same period last year. Decreases are in electrical equipment, down 14.3%, fabricated metals, down 11.1%, and printing, down 4.8%. The principal increases are a 22.8% increase in wood products, a 4.6% increase in chemicals, a 4.1% increase in machinery and a 3.5% increase in food products.

Agriculture. Agriculture is an important sector of the Manitoba economy with many linkages to other industries. The primary agriculture sector represented 3.1% of the economy in 2012. Crop, livestock and processed food products represented roughly one-third of total Provincial exports last year. Farm cash market receipts were divided into 59% crops and 41% livestock and are well diversified within these major sectors of production.

In 2012, crop production rebounded with increased seeding at the start of the year and higher yields in the harvest. Wheat production increased 76.0% and canola increased 20.3%. Grain corn increased 97.0% and soybeans gained 86.2%. Barley more than doubled and oats increased 39.3%. Higher production was directed into rebuilding crop inventories following two years of depletion due to excessive precipitation and flooding in farmers’ fields.

Total farm cash receipts increased 4.5% in 2012. Manitoba farmers liquidated a record amount of crop receipt deferrals in 2012. As a result, crop receipts increased 7.1%. Both oilseeds and wheat receipts were down in 2012, decreasing 1.9% and 4.5%, respectively. Livestock receipts increased 2.3% as a result of a 6.1% increase in cattle and calves receipts. Due to lower prices, hog receipts fell 1.2% in 2012 after two years of double-digit gains.

Agriculture benefits from a number of support programs designed to stabilize farm incomes and offset specific adverse conditions affecting products. Payments under these programs are reflected as direct payments. In 2012, direct payments decreased 0.8%, with lower crop insurance payments from a record high in 2011 offset by an increase in Federal income support payments.

In September 2008, the United States introduced legislation for Country of Origin Labeling (COOL), which altered the Canada-U.S. livestock trade. COOL requires fresh beef, pork and lamb from non-U.S. source countries to be segregated for labeling requirements. Processed meat is exempt. Segregating livestock during processing is a logistical difficulty for U.S. producers. As a consequence, Manitoba livestock exports to U.S. processing facilities have been curtailed.

In November 2011, the World Trade Organization (WTO) ruled against COOL, classifying it as a protectionist barrier. In May 2013, the U.S. Department of Agriculture responded by announcing new regulations on COOL that would track beef and pork from livestock through the meat processing and distribution channels. While the new regulations are now enforced, both Canadian and American livestock and packer organizations are litigating against COOL and the Canadian and Mexican governments have stated that they are preparing retaliation tariffs through the WTO.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2008 through 2012.

FARM CASH RECEIPTS

	Year Ended December 31,					Compound Annual Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(In millions of dollars)
Crops
Oilseeds	$1,140.1	$1,183.6	$1,259.0	$1,290.3	$1,266.0	2.7%
Wheat	848.5	801.2	732.2	780.2	744.8	-3.2
Specialty and Forage	240.2	212.2	183.2	193.9	259.8	2.0
Vegetables	236.6	289.2	236.8	202.3	208.3	-3.1
Other Grains	310.7	207.5	196.6	187.4	166.2	-14.5
Other (1)	-13.1	110.9	121.3	-89.4	102.2	N/A

Total Crops	2,763.0	2,804.6	2,728.9	2,564.7	2,747.4	-0.1

Livestock
Hogs	701.1	719.0	816.5	925.1	914.0	6.9
Cattle and Calves	520.1	438.4	444.3	406.1	430.8	-4.6
Dairy	226.0	228.5	228.1	243.5	248.8	2.4
Poultry and Eggs	206.9	205.0	200.8	225.0	246.7	4.5
Other Livestock	61.9	65.6	70.3	76.5	78.3	6.0

Total Livestock	1,716.1	1,656.6	1,760.0	1,876.1	1,918.6	2.8

Direct Payments	350.4	386.3	349.4	499.7	495.5	9.0

Total	$4,829.4	$4,847.5	$4,838.3	$4,940.5	$5,161.5	1.7

Net Cash Income (2)	$867.7	$1,036.0	$1,136.2	$1,071.2	$954.0	2.4

(1)	Includes other crops, and, as a negative amount, deferred payments on all crops.
(2)	Represents farm cash receipts less operating expenses.

Source: Manitoba Agriculture, Food and Rural Initiatives and Statistics Canada.

Overall crop production volumes are expected to increase from 2012 levels, with most major crops contributing to gains. Statistics Canada estimates that, as of September 2013, production of Manitoba canola, soybeans, wheat, and barley increased relative to 2012. Canola had its second largest harvest since its records began in 1943. Wheat had its fifth largest crop since its records began in 1908. The sharp increase in grain and oil seed production has resulted in lower crop prices in 2013.

Manitoba’s livestock sector is showing mixed results in 2013. In the first half of 2013, cattle demand increased 5.5% as exports to the U.S. rebounded from historic lows, which more than offset weaker interprovincial sales. For hogs, both supply and demand were down in the first half of 2013. The new COOL regulations are expected to further negatively impact Manitoba’s livestock sector in the second half of the year.

Mining. The mining sector, which includes metal and oil production, is Manitoba’s largest primary industry. Mining ore, refined metal, and oil output comprised 15% of Manitoba exports. The principal metals produced in Manitoba are nickel, copper, zinc, and gold. Other metals include silver, platinum, cobalt, selenium, cesium and tellurium. Industrial mining consists principally of sand and gravel, stone, peat moss and lime. The expansion of the petroleum industry in the Province has broadened diversity in Manitoba’s mining sector.

The mining sector has been the fastest growth industrial sector in Manitoba over the last five years. From 2007 to 2012, real GDP in this sector has increased 8.7% on an average annual basis. Crude oil production has more than doubled from 2007 to 2012 to $1.3 billion in real GDP, representing an 18.8% average annual gain. During the same period, metal ore production had an annual decline of 3.6% of real GDP. The result is a more balanced sector between metals and oil production.

In 2012, the value of mining production in Manitoba decreased 1.7% to $3.1 billion. In part due to lower global demand in the stainless steel industry, Manitoba metals production, which accounted for 42% of the gross value of mining production, decreased 17.0% in 2012. Continuing on a seven-year trend of double-digit increases, the value of gold production increased 10.6% as a result of higher production volumes and prices. The value of copper, nickel, and zinc production fell in 2012. The production value of industrial mining decreased 5.2%. The value of petroleum production increased 16.2%, reflecting increased production volume partially offset by lower prices.

The following table sets forth the gross value of mining production and the compound annual growth rates for the calendar years 2008 through 2012.

GROSS VALUE OF MINING PRODUCTION

	Year Ended December 31,					Compound Annual Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(In millions of dollars)
Metals
Nickel	$715.5	$532.0	$681.9	$580.1	$449.1	-11.0%
Copper	381.9	289.7	413.3	476.5	326.9	-3.8
Gold	113.7	142.3	177.4	269.0	297.5	27.2
Zinc	196.4	144.2	166.4	160.0	152.7	-6.1
Other Metals	839.8	603.0	737.5	690.6	547.7	-10.1

Total Metals	1,531.8	1,179.2	1,494.7	1,596.1	1,324.9	-3.6
Petroleum	834.9	630.0	907.9	1,394.7	1,620.5	18.0
Industrial Mining	155.2	162.2	200.1	197.8	187.5	4.8

Total	$2,521.8	$1,971.4	$2,602.7	$3,188.6	$3,132.9	5.6

Sources: Natural Resources Canada and Manitoba Department of Innovation, Energy and Mines.

Slower global demand for the commodities continues to set the tone for mining production in 2013. Lower prices and production are expected to weigh on the total value of metals. Through the first four months of 2013, Manitoba’s oil production was down 0.4%, while prices were down 1.5%. As a result, the value of oil production has decreased 1.6% relative to the same period last year.

Hudson Bay Mining and Smelting Co Limited (HudBay) closed its Flin Flon copper smelter in June 2010 (smelting operations are reflected in Manufacturing — Primary Metals, rather than under Mining Production). HudBay closed its Trout Lake copper mine in July 2012 and its Chisel North zinc mine in September 2012 as they came to the end of their mine lives. However, its Lalor Lake gold and copper mine has opened and HudBay expects production will increase to full capacity by 2018. In addition, HudBay’s Reed Lake copper project is expected to open in the fourth quarter of 2013 and reach full production in the first quarter of 2014.

Services. The service sector comprises a wide range of activities including transportation, wholesale and retail trade, finance, tourism and personal services. From 2008 through 2012, commercial service industries accounted for 48.4% of total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 28.3%. Manitoba’s central location, low-cost office space and multilingual labour force have supported the growth of the service sector.

Manitoba is located at the geographic centre of North America, which allows for effective service to all North American time zones. This has helped Winnipeg develop a far-reaching air, rail and truck transportation network. Winnipeg’s James Armstrong Richardson International Airport is one of only a few 24-hour unrestricted airports in Canada.

CentrePort Canada, an 8,000 hectare inland port, has been designated Canada’s first Foreign Trade Zone (FTZ). Located next to Winnipeg’s international airport, CentrePort Canada offers investment opportunities supported by tax incentives and related services for a wide variety of business operations since its establishment in 2008. As of October 2013, 27 companies were pursuing development at the site. CentrePort Canada also offers direct access to tri-modal transportation, including an international trucking hub, three continental class I railways, and air cargo operations.

Winnipeg is one of the largest trucking centers in North America, with six of Canada’s largest trucking firms headquartered in Manitoba. Winnipeg is also a major rail operations hub for both of Canada’s national railways, with intermodal marshalling yards. Three rail links to the United States allow shipments throughout North America.

Commodity trading and financial services are important components of Winnipeg’s economy. In particular, the city is the centre of Canada’s grain trade. ICE Futures Canada, located in Winnipeg, is the only commodity exchange and the second largest futures exchange in Canada. Seven grain companies have their head office or Canadian head office in Winnipeg. Winnipeg is also the headquarters of one of Canada’s largest mutual fund companies, Investors Group, and one of Canada’s largest life insurance companies, The Great-West Life Assurance Company.

Manitoba also serves as a regional wholesale center for retailers and primary producers distributing agricultural products, machinery and equipment, retail goods and energy-related products.

The Province has a well-developed tourism industry. As a result of Manitoba’s central location, the Province attracts national and international convention activity. Winnipeg serves as a regional entertainment centre for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba also offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities. Tourists visiting Manitoba contributed $565 million to the Manitoba economy in 2011.

Total Exports and Imports

In 2012, total exports of Manitoba goods and services to foreign markets and other Provinces increased 3.6% to $33.7 billion. Total imports remained unchanged at $38.0 billion. The trade deficit was $4.3 billion. Total exports were equal to 56.6% of nominal GDP while total imports were equal to 63.8% of nominal GDP.

The following table sets forth categories of selected trade indicators for the calendar years 2008 through 2012.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(In millions of dollars unless otherwise indicated)
Exports of Goods and Services
International	$16,568	$13,524	$13,761	$15,661	$16,585
Interprovincial	15,316	15,245	15,822	16,874	17,110

Total Exports of Goods and Services	31,884	28,769	29,583	32,535	33,695

Ratio of Total Exports to Nominal Gross Domestic Product	61.7%	55.8%	54.5%	57.51%	56.6%
Imports of Goods and Services
International	15,390	13,492	14,648	15,583	16,222
Interprovincial	19,209	19,427	20,924	22,439	21,766

Total Imports of Goods and Services	34,599	32,919	35,572	38,022	37,988
Ratio of Total Imports to Nominal Gross Domestic Product	67.0%	63.9%	65.5%	66.8%	63.8%

Trade Balance	$(2,715)	$(4,150)	$(5,989)	$(5,487)	$(4,292)

Source: Statistics Canada and The Conference Board of Canada.

Goods exports accounted for 90.4% of all international exports in 2012 (89.5% in 2011), while services accounted for 9.6% in 2012 (10.5% in 2011).

Goods exports accounted for 46.0% of all interprovincial exports in 2012 (47.8% in 2011), while services accounted for 54.0% in 2012 (52.2% in 2011).

Goods imports accounted for 86.2% of all international imports in 2012 (85.4% in 2011), while services accounted for 13.8% in 2012 (14.6% in 2011).

Goods imports accounted for 48.9% of all interprovincial imports in 2012 (49.1% in 2011), while services accounted for 51.1% in 2012 (50.9% in 2011).

Foreign Merchandise Exports

In 2012, foreign merchandise exports amounted to $11.1 billion, a decrease of 4.8% from 2011. The decrease partly reflected the impact of moderating global economic growth. In addition, low yields and small harvests in 2010 and 2011 reduced export sales of Manitoba crops in 2012, while copper ore exports fell in 2012 after receiving a one-time boost in 2011 from a smelter closure and related inventory reduction. In 2012, of the total foreign merchandise exports, 60.8% were to the United States, 22.9% to Asia, 5.2% to Europe and 2.8% to Mexico.

From 2008 to 2012, exports to the United States decreased by 16.8% (representing a compound annual growth rate of
-4.5%) and exports to all other countries decreased by 8.8% (representing a compound annual growth rate of -2.3%).

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2008 through 2012.

FOREIGN EXPORTS BY COMMODITY (1)

	Year Ended December 31,					Compound Annual Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(In millions of dollars)
Manufacturing
Food	$1,506.7	$1,385.3	$1,366.8	$1,529.8	$1,750.3	3.8%
Machinery	1,020.6	946.3	884.1	1,106.6	1,132.2	2.6
Transportation Equipment	962.7	993.2	836.5	906.8	1,060.3	2.4
Primary Metals	1,938.6	1,088.5	1,232.8	1,101.4	1,054.8	-14.1
Chemicals	619.1	673.1	611.8	908.7	836.9	7.8
Plastics	293.0	287.5	283.0	277.5	283.2	-0.9
Paper and Allied	271.7	209.4	180.7	207.9	215.2	-5.7
Fabricated Metal	186.3	128.9	142.6	160.2	176.5	-1.3
Computers and Electronics	128.2	98.1	117.7	137.7	151.0	4.2
Electrical Equipment	179.2	153.7	142.5	141.5	139.4	-6.1
Wood Products	189.9	109.6	90.0	92.0	116.9	-11.4
Furniture and Fixtures	137.9	99.7	98.1	92.7	106.9	-6.2
Petroleum and Coal	110.8	114.6	91.7	79.1	84.9	-6.4
Printing and Publishing	102.6	93.6	92.4	86.6	81.8	-5.5
Other	182.9	118.5	105.9	100.4	95.8	-14.9

Total Manufacturing	7,830.2	6,500.1	6,276.9	6,928.9	7,286.1	-1.8

Agriculture
Oilseeds	1,112.8	975.3	979.1	1,032.2	887.1	-5.5
Wheat	1,118.8	984.8	886.7	921.3	554.5	-16.1
Hogs	279.7	193.0	225.0	226.0	207.0	-7.3
Vegetables	160.2	143.0	173.2	186.8	172.6	1.9
Other Grains	332.8	191.9	184.7	207.6	141.0	-19.3
Cattle	306.4	187.9	167.2	101.8	111.6	-22.3
Other Agriculture	83.0	65.0	55.7	68.6	93.4	3.0

Total Agriculture	3,393.8	2,740.9	2,671.6	2,744.2	2,167.2	-10.6

Mining	760.4	484.2	521.1	1,302.9	968.8	6.2
Electricity	476.5	320.5	320.4	288.8	267.5	-13.4
Other Primary	3.9	3.7	3.1	4.0	3.4	-4.0
Other	507.1	517.2	444.7	409.2	426.7	-4.2

Total	$12,971.8	$10,566.6	$10,237.8	$11,678.0	$11,119.6	-3.8

(1)	Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of Provincial foreign exports.

Source: Statistics Canada.

Total foreign exports for the first eight months of 2013 were up 8.3% compared to the first eight months of 2012. On a year-to-date basis, exports to the United States have increased by 16.3% while exports to other countries have decreased by 8.3%.

Capital Investment

In 2012, capital investment increased 9.7%. The largest percentage increases in capital investment occurred in other capital (primarily accommodation, food services, arts, entertainment and recreation, and waste management); utilities; professional and scientific services; wholesale trade; retail trade; public administration; housing; manufacturing; education services; real estate; and information and culture. The decreases in capital investment occurred in finance and insurance; health care and social services; transportation and storage; mining; construction; and agriculture.

The Statistics Canada survey of investment intentions published in February 2013 indicated that capital investment in Manitoba was expected to increase by 8.5% in 2013, giving Manitoba the most consistent growth in investment over the past 21 years. Private capital investment was expected to increase 6.3% and public investment to increase 12.9%. The largest increases were expected to occur in utilities; finance and insurance; other capital (primarily accommodation, food services, arts, entertainment and recreation and waste management); manufacturing; health care and social services; mining; retail trade; and real estate. The largest decreases were expected to occur in public administration; information and culture; professional and scientific services; wholesale trade; and construction.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2008 through 2012.

CAPITAL INVESTMENT

	Year Ended December 31,					Compound Annual Growth Rate
	2008	2009	2010	2011	2012	2008-2012
	(In millions of dollars)
Housing	$2,309.8	$2,246.1	$2,650.9	$2,832.2	$3,158.7	8.1%
Public Administration	1,509.1	1,400.2	1,422.8	1,480.7	1,791.8	4.4
Utilities	887.1	959.7	1,633.9	1,112.3	1,529.3	14.6
Mining	673.8	568.2	1,190.4	1,373.5	1,258.0	16.9
Transportation and Storage	1,141.0	1,230.1	741.3	895.6	769.9	-9.4
Manufacturing	540.1	381.5	357.6	479.2	531.1	-0.4
Agriculture	438.7	561.3	567.3	504.4	501.9	3.4
Retail Trade	360.2	285.3	263.7	276.2	349.5	-0.8
Education	209.7	216.2	375.6	300.8	316.1	10.8
Information and Culture	262.5	271.3	325.1	302.4	305.9	3.9
Real Estate	314.9	232.5	267.3	260.0	263.3	-4.4
Health Care and Social Services	169.7	285.4	289.6	307.2	256.5	10.9
Wholesale Trade	216.6	165.7	222.8	175.9	227.7	1.3
Construction	171.6	131.7	195.7	196.9	185.1	1.9
Finance and Insurance	516.5	396.6	312.7	242.0	170.0	-24.3
Professional and Scientific	72.9	73.9	80.4	91.0	122.5	13.9
Other	213.8	288.6	320.4	382.9	568.7	27.7

Total	$10,008.0	$9,694.3	$11,217.5	$11,213.2	$12,306.0	5.3

Private	$7,166.2	$6,657.4	$7,635.2	$7,849.8	$8,233.4	3.5
Public	2,841.8	3,036.9	3,582.3	3,363.4	4,072.6	9.4

Source: Statistics Canada.

Labour Force

In 2012, employment increased 0.9%, with growth occurring in: business, building and other support services; other services; professional, scientifics and other support services; transportation and warehousing; public administration; information, culture and recreation; forestry, fishing, mining, oil and gas; educational services; construction and trade. Declines were recorded in utilities; agriculture; finance, insurance, real estate and leasing; manufacturing; health care and social assistance; and accommodation and food services. In 2012, the average unemployment rate in Manitoba was 5.3%, the third lowest of any Province in Canada and significantly lower than Canada’s rate of 7.2%.

The following table sets forth selected labour force statistics for Manitoba and Canada for the calendar years 2008 through 2012.

LABOUR FORCE

	Annual Averages
	2008	2009	2010	2011	2012
Labour Force (in thousands)	635.0	641.8	654.9	660.2	665.4
Employment (in thousands)	608.5	608.3	619.8	624.5	630.1
Participation Rate (%)	69.3	69.1	69.6	69.3	69.1
Participation Rate (Canada) (%)	67.7	67.1	67.0	66.8	66.7
Unemployment Rate (%)	4.2	5.2	5.4	5.4	5.3
Unemployment Rate (Canada) (%)	6.1	8.3	8.0	7.4	7.2

Source: Statistics Canada.

In the first nine months of 2013, seasonally adjusted employment in Manitoba increased 0.9% compared to the same period for 2012, reaching 634,000. Employment increases were recorded in agriculture; information, culture and recreation; forestry, fishing, mining, oil and gas; construction; utilities; other services; accommodation and food services; and educational services. Declines were recorded in transportation and warehousing; health care and social assistance; manufacturing; professional, scientific and technical services; trade; finance, real estate and leasing; public administration; management, administrative and other support services.

In the first nine months of 2013, the seasonally adjusted unemployment rate in Manitoba averaged 5.3%, down from 5.4% in the same period in 2012. In the first nine months of 2013, the seasonally adjusted unemployment rate in Canada averaged 7.1%. Manitoba’s seasonally adjusted labour force participation rate over the first nine months of 2013 averaged 69.0%, down from 69.1% in the same period of 2012.

Energy

Refined petroleum and natural gas provided 44% and 26%, respectively, of the Province’s total energy needs in 2011, while 29% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES

Under the Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, all public money is paid to the credit of the Minister of Finance and deposited into one Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenditures that are urgently and immediately required for the public good through the issuance of special warrants.

The Summary Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles for the public sector as recommended by the Public Sector Accounting Board (PSAB). The Canadian Institute of Chartered Accountants (CICA) Accounting Standards Board has announced that effective January 1, 2011 Government Business Enterprises (GBEs) are required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. For those entities currently reporting their operations under rate regulated accounting, that are now required to adopt IFRS as their basis of reporting, the CICA has allowed an extension to January 1, 2015 for the adoption of IFRS. The Manitoba Hydro-Electric Board has opted to exercise this extension. All other GBEs of the Province have adopted IFRS for their financial reporting.

The accounts and financial statements of the Province are examined by the Auditor General who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

The Summary Financial Statements reflect the financial results of the Government Reporting Entity (GRE), which consists of the Consolidated Fund plus Crown Organizations and GBEs. GBEs are entities whose principal activity is carrying on a business, including The Manitoba Hydro-Electric Board (Manitoba Hydro), Deposit Guarantee Corporation of Manitoba, Manitoba Public Insurance Corporation, Workers Compensation Board, Manitoba Liquor Control Commission and Manitoba Lotteries Corporation. These financial statements consolidate the financial statements of all of the organizations comprising the GRE, except for GBEs, which are accounted for by the modified equity method of accounting. The purpose of the Summary Financial Statements is to report fully the nature and extent of the financial affairs and resources for which the Government is ultimately responsible.

In order to be considered a part of the GRE for the Summary Financial Statements, an organization must be controlled by the Government. Control, as defined by the PSAB, is the power to govern the financial and operating policies of another organization with expected benefits or the risk of loss from the other organization’s activities. Crown organizations are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the GRE. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax. Where the fiscal year-end dates of Crown organizations are not the same as that of the GRE and their transactions significantly affect the financial statements, their financial results are updated to March 31.

GBEs maintain their accounts in accordance with accounting principles which are generally accepted for business enterprises and which are considered appropriate to their individual objectives and circumstances. They derive the majority of their revenue from sources outside the GRE. They are reported in the Summary Financial Statements using the modified equity method of accounting. Under the modified equity method, the original investment of the Province in GBEs is initially recorded at cost and adjusted annually to include the net income or losses and other net equity changes of these enterprises, without adjusting their accounting policies to a basis consistent with that of the GRE. Inter-entity accounts and transactions with GBEs are not eliminated. Supplementary financial information describing the financial position and results of operations of these enterprises is presented in Table II of Supplementary Information.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Account and the Debt Retirement Account. These Accounts were formerly known as the Fiscal Stabilization Fund and the Debt Retirement Fund, respectively. The Fiscal Stabilization Account serves to assist in stabilizing the fiscal position by supporting core government operations in a fiscal year or to repay debt. The Account is also available for special initiatives. Transfers to and from the Fiscal Stabilization Account are determined by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2013, the Fiscal Stabilization Account had $374.5 million in liquid assets (2012 — $526.5 million).

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)	Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined for current year entitlements that have been authorized by March 31, for which any eligibility criteria have been met and that can be reasonably estimated. Revenues from individual and corporation income tax are accrued in the year earned based upon estimates made by the Government of Canada using statistical models. Tax revenues are recorded at estimated amounts after considering adjustments for tax concessions and other adjustments from the Government of Canada.

b)	Other Revenue — all other revenues are recorded on an accrual basis, except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable.

c)	Expenses — all expenses incurred for goods and services received are recorded on an accrual basis.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations.

Government transfers are recognized as expenses in the period during which the transaction is authorized and any eligibility criteria are met and the amounts can be reasonably estimated.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities which carry out certain responsibilities delegated by the Province, except that Provincial assistance provided to those entities is included in the accounts of the Province as an expense.

STATEMENT OF REVENUE AND EXPENSE

OF THE GOVERNMENT REPORTING ENTITY (1)

	Year Ended March 31,
	2009	2010	2011	2012	2013
	(In millions of dollars)
Revenue
Income taxes:
Corporation income tax	$403	$274	$349	$441	$456
Individual income tax	2,453	2,400	2,589	2,697	2,846
Other taxes:
Retail sales tax	1,527	1,527	1,576	1,658	1,767
Fuel taxes	253	255	256	269	332
Levy for health and education	261	264	269	292	296
Mining Tax	46	10	42	62	38
Education property tax	530	533	545	554	587
Other taxes	490	514	531	515	552
Fees and other revenue	1,722	1,792	1,828	1,906	1,998
Federal transfers:
Equalization	2,063	2,063	2,001	1,942	1,872
Canada Health and Canada Social Transfers	1,263	1,302	1,365	1,417	1,487
Shared cost and other	540	559	681	973	594
Net income from GBEs	764	789	807	713	719
Sinking funds and other investments earnings	296	220	230	249	242

Total Revenue	12,611	12,502	13,069	13,688	13,786

Expense (2)
Health and Healthy Living	4,590	4,831	5,044	5,328	5,487
Education	2,989	3,125	3,218	3,389	3,569
Family Services	1,192	1,295	978	1,013	1,062
Community, Economic and Resource Development	1,704	1,780	2,367	2,734	2,405
Justice and Other Government	857	900	870	1,410	1,004
Debt Servicing	830	756	773	815	839

Total Expense	12,162	12,687	13,250	14,689	14,366

Net Income for the year	$449	$(185)	$(181)	$(1,001)	$(580)

(1)	Certain comparative amounts are restated to conform to the 2013 presentation.
(2)	Expenses prior to 2010/11 have not been restated to reflect a reorganization undertaken during the fiscal year 2012.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for both Core Government operations and on a summary financial basis. In October 2008, the Province enacted The Balanced Budget, Fiscal Management and Taxpayer Accountability Act (the Balanced Budget Act), which reflected the shift to summary budgets and financial reporting.

Under the Balanced Budget Act, each year the Government is required to achieve a positive balance on a four-year moving average basis, calculated as follows:

•	net income or loss as shown in the audited summary financial statements for the GRE for the fiscal year;

•	plus the net income or less the net loss for each of the three preceding fiscal years as shown in the audited summary financial statements for the GRE for those years.

Transfers to and from the Debt Retirement Account and the Fiscal Stabilization Account do not affect the calculation of balance. Adjustments are permitted in a fiscal year in the case of war, disaster, unusual weather or climate conditions, or certain unanticipated actions taken by other levels of government or regulatory bodies. Proceeds from the sale of a Crown corporation may not be used in determining whether there is a positive or negative balance for a fiscal year.

The Balanced Budget Act required a minimum annual payment to the Debt Retirement Account starting in fiscal year 2012, of $110.5 million plus 7% of all debt repayments made after 2011, for the purpose of retiring the net general purpose debt and pension liability of the Province. The Balanced Budget Act also limits tax increases by requiring the approval of voters in a referendum before the rates of four major taxes (individual income tax, corporation income tax, retail sales tax, and the levy for health and education) may be increased. In the fiscal year ended March 31, 2009, these four taxes accounted for 46% of Core Government revenue; 72% of total summary own-source revenue; and 36% of total summary revenue. Exceptions are allowed for revenue-neutral rebalancing of Provincial tax rates, and for offsetting changes in Federal and Provincial taxes.

In June 2010, the Balanced Budget Act was amended to suspend until after March 31, 2014 the requirement that the Minister table a budget that projects a positive balance, as defined under the Balanced Budget Act.

The Manitoba Budget 2013 announced Bill 20 – The Manitoba Building and Renewal Funding and Fiscal Management Act (the Bill), which seeks to amend the Balanced Budget Act and provides for a continuing investment in the renewal of critical infrastructure to support public service structures and systems and acknowledges the need for future flood protection projects.

The Bill enacts measures to provide a sustainable funding source in support of this investment and to maximize the potential of the 10-year Building Canada Plan announced in the 2013 Federal budget. The tax rate under The Retail Sales Tax Act is temporarily increased from 7% to 8%. The increased rate is effective for the 10-year period from July 1, 2013, to June 30, 2023 in anticipation of the Bill being enacted into law. The Bill exempts this tax increase from the referendum requirement of the Balanced Budget Act.

The Bill suspends until after March 31, 2016 the requirement that the Minister table a budget that projects a positive balance, as defined under the Balanced Budget Act and also suspends annual transfers to the Debt Retirement Account until fiscal year 2015 .

The Balanced Budget Act requires that the Government release a summary budget for the GRE by April 30 of each year, except in unusual circumstances or, if at any time in March or April, the legislature is dissolved. Moreover, when the budget is released, it must be accompanied by a financial management strategy that includes:

•	The Government’s objectives for measurable outcomes for that fiscal year and future years; and

•	A summary of the Government’s projected revenue and expenditures as set out in the main estimates.

After the end of the fiscal year, the Minister of Finance must release a report that compares the results for the year with the objectives for that year.

The Financial Management Strategy included in the Manitoba Budget 2013 sets out the Government’s priorities for fiscal management, as well as measurable outcomes, as follows:

Financial Management Priority		Measurable Outcomes
Transparency, Accountability and Fiscal Discipline	•	Summary Budget Outlook

	•	Maintaining accountability for Core Government program expenditure and revenue

Stable and Affordable Government	•	Credit Ratings

	•	Expenditure as a percentage of Gross Domestic Product (GDP)

	•	Responsible Management of Public Resources

Managing Debt	•	Debt retirement

	•	Net Debt to GDP ratio

Infrastructure and Capital Asset Renewal	•	Capital investments

These priorities will be reported on at the time the Public Accounts for the year are released.

The following table sets forth the budgeted financing requirement for the GRE for fiscal year 2014:

BUDGETED FINANCING REQUIREMENT

(In millions of dollars)

Refinancing:
General Government Programs	$760
Manitoba Hydro	729
General Government Capital Investments	159
Other Self-Sustaining Programs	534
New Cash Requirements:
Manitoba Hydro	1,585
General Government Capital Investments	420
General Government Programs	405
Other Self-Sustaining Programs	161

Total Provincial Financing Requirement	$4,753

In the fiscal year 2013, the Province recorded a net loss of $580 million, which was $120 million greater than anticipated by Budget 2012.

The total summary revenue was $13,786 million, or $65 million lower than the budget estimate of $13,851 million. Significant variations from budget included: an increase in income tax revenue of $101 million related to higher than anticipated prior year adjustments and increased entitlements; a decrease in other taxes of $216 million (primarily the result of lower than expected economic growth resulting in declines in Retail Sales Tax revenue and reductions to Education Property Taxes from the application of new accounting standards that require Education Property Tax credits to be netted against the related income, instead of being expensed); and an increase in Federal transfers of $64 million.

Summary expenses were $14,366 million, an increase of $55 million from the budget estimate of $14,311 million.

The Summary Budget for the fiscal year ending March 31, 2014 was presented to the Legislative Assembly on April 16, 2013.

The following discussion of Core Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, which may differ from corresponding amounts reflected in the Summary Financial Statements.

Core Government Revenue

Provincial Source Revenues. Of its Total Revenue before Transfer from Fiscal Stabilization Account budgeted for the fiscal year ending March 31, 2014 of $11,496.8 million, the Province expects to derive $7,958.6 million, or about 69.2%, from Provincial sources. In the fiscal year ending March 31, 2013, Total Revenue before Transfer from Fiscal Stabilization Account was $11,164.7 million, of which $7,484.5 million, or about 67.0%, was derived from Provincial sources.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the Provinces. The Federal Government has authority to apply both direct and indirect taxes while Provinces may apply direct taxes only. Local governments derive their taxing powers from the Provinces.

Personal income taxes are levied by both the Federal and Provincial Governments. The Province has a personal income tax with 3 brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue in the fiscal year ending March 31, 2014 is budgeted at $2,952.4 million, up from $2,846.0 million received in the previous fiscal year.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (with active business income of less than $400,000, increasing to $425,000 in 2014) is 0.0%. The rate for large businesses is 12.0%. Corporation income tax revenue for the fiscal year ending March 31, 2014 is budgeted at $413.2 million, down from $456.5 million received in the previous fiscal year.

The Province applies a tax at a general rate of 8% (increased from 7% on July 1, 2013) on retail sales of most tangible personal property and some services, with major exemptions in respect of food for home consumption, domestic heating, children’s clothing under $150 per item, custom software, most farm machinery and prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2014 is budgeted at $2,047.2 million, up from $1,763.9 million received in the previous fiscal year.

The Province levies a tax of 14.0¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2014, the revenues from gasoline and motive fuel taxes are budgeted at $312.1 million, down from $313.6 million received in the previous fiscal year. There is also a tobacco tax of 29.0¢ per cigarette and 28.0¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2014 is budgeted at $283.0 million, up from $252.1 million received in the previous fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.25 million are exempt and those with payrolls between $1.25 million and $2.5 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2014, the levy is budgeted to yield $433.5 million, up from $410.3 million received in the previous fiscal year.

Federal Government Transfers: Total transfer payments from the Government of Canada are budgeted to provide $3,538.3 million, or approximately 30.8%, of the Province’s total core revenue in the fiscal year ending March 31, 2014. This compares to $3,680.2 million, or approximately 33.0%, received in the previous fiscal year.

Unconditional transfers, primarily grants under a Federally-funded Provincial fiscal equalization formula and cash payments under the Canada Health Transfer (CHT) and Canada Social Transfer (CST), are budgeted to account for $3,362.8 million, or approximately 29.2% of total core revenue in 2013/14 (including $6.9 million in Federal Total Transfer Protection (TTP) payments paid through the Equalization Program). This compares to $3,359.3 million or 30.1% received in the previous fiscal year. Conditional transfers, consisting mainly of Federal payments in respect of cost-shared programs for social and economic development, account for the remainder of the Government of Canada transfers.

Equalization and the CHT and CST, the “major transfers,” are authorized by the Federal-Provincial Fiscal Arrangements Act. TTP ensures no Province receives less in combined major transfers than it did in the prior year. It was implemented as a temporary measure in 2010/11 to assist Provinces in dealing with the challenges of the recession and was extended for 2011/12, 2012/13 and again for 2013/14 to help Provinces transition through current economic challenges.

The Government of Canada’s Equalization Program is intended to ensure Provincial Governments have sufficient revenue to offer reasonably comparable public services at reasonably comparable levels of taxation. Formula-driven, it determines how much revenue each Province could raise on its own at typical levels of taxation and any shortfall relative to a 10-Province “standard” is paid out in Equalization. Entitlements are announced in advance of the fiscal payment year and are not subject to revision. The Province budgeted $1,799.2 million in Equalization revenue (including TTP) in the fiscal year ending March 31, 2014, down from $1,872.0 million received in the previous fiscal year.

The Government of Canada introduced an Equalization growth ceiling in 2009/10 to ensure annual growth in total program payments does not exceed that of the economy as measured by a three-year moving average of national nominal Gross Domestic Product. The ceiling, combined with a relative strengthening in the Provincial economy and the recent downturn in Canada’s overall economic condition, has reduced Manitoba’s Equalization entitlement in recent years, from $2,063.4 million in 2009/10 to $1,799.2 million in 2013/14 (including TTP).

The CHT is the primary Federal Transfer to Provinces and Territories in support of health care. Total CHT cash will reach $30.3 billion in 2013/14, up from the $19.0 billion base in 2005/06 established by the 10-Year Plan to Strengthen Health Care, the Accord signed by all First Ministers in 2004. A 6% annual escalator has been applied to the CHT since 2006/07, ensuring predictable and growing support for health care. Total CHT support is allocated to Provinces and Territories using a formula that takes into account legislated cash levels, population and the equalized value of transferred tax points. The Province has budgeted $1,120.8 million in CHT revenue in 2013/14, up from $1,056.3 million received in the previous fiscal year.

The CST supports Provinces and Territories in the provision of post-secondary education, social assistance and social services, including early childhood development and childcare. The Government of Canada made a number of changes to the CST in Federal Budget 2007, including moving to an equal per capita cash allocation starting in 2007/08 and legislating a 3% annual escalator, effective in 2009/10. The Province has budgeted $442.8 million in CST revenue in 2013/14, up from $431.0 million received in the previous fiscal year.

The Federal-Provincial Fiscal Arrangements Act has a Provincial revenue stabilization provision that provides for Federal grants and interest-free loans if revenue from a Province’s own source revenues plus Equalization falls below 95% of the previous year’s level, excluding variations in natural resource revenue. The Province is not expected to receive stabilization funding in 2013/14.

Core Government Expenses

Health and Healthy Living. For the fiscal year ending March 31, 2014, expenditure for Health and Healthy Living is budgeted at $5,286.3 million, an increase of 2.6% over the prior year’s budget. This is the largest single expense category and represents 43.8% of the Province’s total budgeted Expenditure Estimate. Health and Healthy Living includes the Universal Health Benefits Plan under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs as well as the debt servicing costs of approved capital construction for hospitals and personal care institutions.

Education. Education expenditure for the fiscal year ending March 31, 2014 is budgeted at $2,389.4 million, an increase of 2.1% over the prior year, and represents 19.8% of Manitoba’s total budgeted Expenditure Estimate. The major portion of this expense, amounting to $1,681.7 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province, as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions.

This expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted to amount to $707.7 million for the fiscal year ending March 31, 2014.

Family Services. The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 10.5% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2014, expenditure for Family Services is budgeted at $1,145.3 million, an increase of 6.4% over the prior year’s budget.

Community, Economic and Resource Development. Expenditure on Community, Economic and Resource Development is budgeted at $2,181.4 million for the fiscal year ending March 31, 2014, an increase of 0.11% over the prior year. This represents 18.1% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Infrastructure and Transportation, amounting to $639.2 million.

Justice and Other Government. Expenditure for Justice and Other Government is budgeted at $836.4 million, an increase of 0.11% over the prior year and represents 6.9% of the Province’s total budgeted Expenditure Estimate.

The Province also provides property and cost-of-living tax credits to residents of Manitoba. These credits are reflected as a expenditure under Justice and Other Expenditures, and are budgeted at $352.8 million for the fiscal year ending March 31, 2014.

Expenditure for Provincial assistance to local governments is budgeted at $398.7 million for the fiscal year ending March 31, 2014 and includes $294.0 million to the City of Winnipeg and $15.7 million for grants in lieu of taxes to municipalities.

Debt Servicing. The net cost of servicing total direct public borrowings after deducting recoveries from Crown organizations and GBEs, investment earnings and interest recovery on departments’ capital asset purchases is budgeted at $230.0 million, a decrease of 10.9% over the prior year’s budget. For the fiscal year ending March 31, 2014, the gross interest expense for the Province’s direct funded borrowings is estimated to be $1,384.4 million, which is reduced by $65.5 million of interest income, $802.5 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities and $286.4 million in interest recovery from other Provincial departments in respect of teachers’ pension funding and departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and GBEs (collectively, Crown organizations) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Crown organizations such as Manitoba Hydro are intended to operate on a commercial basis, rather than being subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis with funds provided from departmental appropriations. With the exception of The Liquor Control Commission and The Manitoba Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactment by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the values of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. The allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. This allowance as at March 31, 2013, was $252.8 million in respect of the Province’s total loans and advances to its Crown organizations in the amount of $11,977.9 million at such date.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2009 through 2013 and the allowance for losses on realization of assets as at March 31, 2013:

LOANS AND ADVANCES TO

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,
	2009	2010	2011	2012	2013	2013 Valuation Allowance
	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$7,835,527	$8,288,456	$8,467,534	$9,095,362	$9,775,351	$—
The Manitoba Housing and Renewal Corporation	350,258	378,678	423,169	517,123	632,577	183,699
The Manitoba Agricultural Services Corporation	346,394	339,372	334,748	345,109	387,071	31,162
The Manitoba Lotteries Corporation	172,608	159,851	152,229	176,949	241,321	—
Manitoba Development Corporation	106,696	125,525	119,460	133,871	114,442	30,696
Other (3)	312,887	459,870	573,663	722,444	827,130	7,245

Total	$9,124,370	$9,751,752	$10,070,803	$10,990,858	$11,977,892	$252,802

(1)	Crown organizations also have debt not guaranteed by the Province which consists of $126.6 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $73.0 million held by various First Nations Bands and $0.47 million of assumed mortgages on existing property.
(2)	Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.
(3)	Includes post secondary education institutions.

The Manitoba Hydro-Electric Board provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation undertakes the construction of housing projects and administers various Provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs. At March 31, 2013, the Corporation had total assets of $758.3 million, represented by $270.9 million of projects completed or under construction, owned land held for development and/or sale having a book value of $67.4 million, loans and mortgages receivable of $138.2 million and other assets of $412.5 million.

The Manitoba Agricultural Services Corporation (MASC) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by chartered banks. MASC also provides crop insurance to farmers. At March 31, 2013, MASC had total assets of $602.7 million, of which $353.6 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2013, MASC’s operating income was $20.6 million, after Provincial operating grants of $100.9 million. As at March 31, 2013, the accumulated surplus of MASC was $120.9 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, all promptly when due in the currency in which and country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2009 through 2013.

DIRECT FUNDED BORROWINGS OF THE PROVINCE (1)

	As at March 31,
	2009	2010	2011	2012	2013
	(In thousands of dollars)
Direct Funded Borrowings Payable in:
Canadian Dollars (2)	$17,006,082	$18,234,304	$19,383,999	$21,649,550	$21,828,560
Issues hedged to Canadian Dollars	3,173,450	3,768,323	4,288,423	4,849,937	6,371,980
U.S. Dollars	2,398,224	2,034,298	1,554,880	1,698,470	1,726,520
Issues hedged to U.S. Dollars	607,994	391,348	328,844	338,082	343,666

Total Direct Funded Borrowings	23,185,750	24,428,273	25,556,146	28,536,039	30,270,726
Less: Sinking Funds	(3,626,169)	(3,568,399)	(2,786,165)	(2,808,029)	(2,571,940)

Net Direct Funded Borrowings	$19,559,581	$20,859,874	$22,769,981	$25,728,010	$27,698,786

Raised for the purpose of:
General Government Programs (3)	$9,660,590	$10,878,400	$11,856,203	$13,917,856	$14,828,248
The Manitoba Hydro-Electric Board	7,252,368	7,479,086	8,195,792	8,745,701	9,443,408
Other Self-Sustaining Borrowings	2,173,218	2,427,776	2,657,167	3,017,427	3,393,897
Loans Payable to GBEs and Other	473,405	74,612	60,819	47,026	33,233

Net Direct Funded Borrowings	$19,559,581	$20,859,874	$22,769,981	$25,728,010	$27,698,786

(1)	Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.
(2)	Direct funded borrowings payable in Canadian dollars includes debentures held by the Canada Pension Plan Investment Fund. Such securities are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when he deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2012 and 2013, the total amount of such debentures was $492 million.
(3)	Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province less borrowings issued for self-sustaining purposes.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2013, the Province issued funded borrowings of $2,981.5 million in Canadian dollars, which was issued to finance maturing issues and to provide funding for The Manitoba Hydro-Electric Board and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2009 through 2013.

GUARANTEED BORROWINGS OF THE PROVINCE

	As at March 31,
	2009	2010	2011	2012	2013
	(In thousands of dollars)
Net Guaranteed Borrowings:
Payable in Canadian Dollars (1)	$326,000	$254,701	$165,101	$256,600	$165,657

Issued by:
The Manitoba Hydro-Electric Board	$322,350	$251,051	$162,601	$254,100	$163,157
Other	3,650	3,650	2,500	2,500	2,500

Net Guaranteed Borrowings (1)	$326,000	$254,701	$165,101	$256,600	$165,657

(1)	The table does not include guarantees of the Province totaling $25.6 million as at March 31, 2013.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2013:

MATURITY SCHEDULE

DIRECT AND GUARANTEED BORROWINGS (1)

Years Ending March 31,	Canadian Dollars(2)	U.S. Dollars(2)(3)	Gross Maturities	Estimated Sinking Funds Withdrawal	Net Maturities
	(In millions of dollars)
Short-Term Borrowings (4)	$1,925	$—	$1,925	$—	$1, 925
2014 (4)	1,728	750	2,478	419	2,059
2015	2,440	101	2,541	97	2,444
2016	2,064	—	2,064	157	1,906
2017	2,059	508	2,567	224	2,343
2018	2,569	—	2,569	274	2,295

	12,784	1,359	14,143	1,171	12,972
2019-2023	5,705	711	6,416	1,293	5,123
2024-2033	2,452	—	2,452	59	2,394
2034-2064	7,086	—	7,086	50	7,036
2014-2044 GBEs	10	—	10	—	10
2014-2044 Health Care Facilities	306	—	306	—	306
2014-2016 Government of Canada	23	—	23	—	23

	$28,366	$2,070	$30,436	$2,572	$27,864

(1)	The table does not include guarantees of the Province totaling $25.6 million as at March 31, 2013.
(2)	Borrowings payable in Canadian dollars and U.S. dollars include borrowings swapped from other currencies.
(3)	Borrowings payable in U.S. dollars (U.S. $1.9 billion) are stated at the Canadian dollar equivalent as at March 31, 2013.
(4)	Short Term Borrowings represent 90-day Treasury bills and Promissory Notes outstanding. Short Term Borrowings together with the 2014 maturities represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings. The Minister of Finance may authorize, by directive, the amount, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2013, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian Provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of, and Provincial advances to, Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded debt of the Province as at March 31, 2013 amounted to $2,406.9 million, including $845.3 million of accounts payable, $179.8 million of accrued interest and $1,381.8 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $1,895.6 million, represented by $487.3 million of March 2013 tax revenue receivables, $333.6 million of other receivables, $13.9 million of interest receivable and $670.5 million of accounts receivable from the Federal and other governments and $570.4 million in cash and equivalents, less a valuation allowance of $180.1 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names, which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector as at March 31 for each of the years 2009 through 2013.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2009	2010	2011	2012	2013
	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$12,302	$13,456	$14,323	$16,376	$17,068
Less Sinking Funds	(2,719)	(2,603)	(2,458)	(2,458)	(2,240)

Net General Government Programs	9,583	10,853	11,865	13,918	14,828

The Manitoba Hydro-Electric Board	8,242	8,546	8,635	9,352	9,941
Less Sinking Funds	(659)	(809)	(269)	(350)	(332)

Net The Manitoba Hydro-Electric Board	7,583	7,737	8,366	9,003	9,609

Other Crown Organizations, Public Sector Entities and Loans Payable	4,258	3,611	3,828	4,179	4,724
Less Sinking Funds	(536)	(366)	(292)	(243)	(264)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	3,722	3,244	3,536	3,938	4,461

Net Public Sector Debt	$20,888	$21,832	$23,767	$26,859	$28,898

Consisting of:
Direct Debt of the Province (1)	$21,620	$23,159	$24,217	$27,029	$28,630
Guaranteed Debt of the Province (1)	326	255	165	257	166
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	2,855	2,198	2,405	2,622	2,937

Total Public Sector Debt	24,801	25,612	26,786	29,908	31,733
Less: Accumulated Sinking Funds	(3,914)	(3,778)	(3,020)	(3,051)	(2,836)

Net Public Sector Debt	$20,888	$21,832	$23,767	$26,859	$28,898

(1)	U.S. and other foreign currency borrowings included in the direct borrowings of the Province and the guaranteed borrowings of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2009 through 2013, including per capita data based upon population at July 1 of the preceding calendar year:

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2009	2010	2011	2012	2013
Total Net Consolidated Funded Borrowings of the Manitoba Public Sector (in millions)	$20,888	$21,832	$23,767	$26,859	$28,898
Per Capita	17,436	18,058	19,465	21,765	23,118
As a Percent of Primary Household Income	62.3%	64.0%	67.9%	73.0%	74.8%
As a Percent of Nominal Gross Domestic Product	40.4%	42.3%	43.8%	47.1%	48.8%
Total Net Direct Funded Borrowings of the Province (in millions)	$19,560	$20,860	$22,770	$25,728	$27,699
Per Capita	16,327	17,254	18,649	20,849	22,159
As a Percent of Primary Household Income	58.3%	61.1%	65.1%	69.9%	71.8%
As a Percent of Nominal Gross Domestic Product	37.9	40.5	42.0	45.2	46.8
Net Borrowings Issued for General Government Programs (in millions)	$9,582	$10,853	$11,865	$13,918	$14,828
Per Capita	7,998	8,976	9,717	11,279	11,863
As a Percent of Primary Household Income	28.6%	31.8%	33.9%	37.8%	38.4%
As a Percent of Nominal Gross Domestic Product	18.5	21.0	21.9	24.4	25.1
Net Cost of Servicing General Government Program Borrowings as a Percent of Provincial Revenue	2.0%	2.4%	2.2%	2.1%	2.1%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings. As the proceeds are invested in pension assets, they do not increase Summary Net Debt of the Province.

SUMMARY NET DEBT

	As of March 31,
	2009	2010	2011	2012	2013
	(In millions of dollars)
Total Financial Assets (1)	$9,059	$9,813	$9,904	$10,623	$10,585

Liabilities:
Borrowings (2)	14,891	16,142	17,150	19,603	20,788
Accounts Payable, accrued charges, provisions and unearned revenue	3,617	3,546	3,585	3,936	3,862
Pension Liability	1,964	1,768	1,731	1,634	1,828

Total Liabilities	20,472	21,456	22,466	25,173	26,478

Summary Net Debt	$11,413	$11,643	$12,562	$14,550	$15,893

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	22.1%	22.6%	23.1%	25.6%	26.8%

(1)	Includes cash, accounts receivable, loans and investments, equity in GBEs and other financial assets.
(2)	Excludes borrowings incurred for and repayable by The Manitoba Hydro-Electric Board. Includes unamortized currency fluctuations.

Pension Liability

The Government participates in various pension plans. The two primary plans, in which the Government directly participates, are the Civil Service Superannuation Plan and the Teachers’ Pension Plan. As per the Acts that administer these plans, the Government is responsible for 50% of pension benefits earned by employees. These plans are joint trusteed plans. The Government’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets which are set aside by the Government in an irrevocable trust.

Other pension plans in which the Government participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Government is responsible for any excess of accrued pension benefits over pension fund assets for these plans.

The Government also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans. Post-secondary education pension plans include the University of Manitoba Pension Plans, the University of Winnipeg Pension Plan and the Brandon University Retirement Plan. Public school divisions’ pension plans include the Winnipeg School Division Pension Fund for Employees Other Than Teachers, Retirement Plan for Non-Teaching Employees of the St. James-Assiniboia School Division and Retirement Plan for Employees of Frontier School Division. The Government is responsible for any excess of accrued pension benefits over pension fund assets for these plans.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Government does not sponsor this plan, the accrued benefit liability of this plan is not recognized in the Summary Financial Statements. The annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. During the year, the Government expensed contributions to this plan of $132 million (2012 - $129 million). At December 31, 2012, the Plan had a deficiency of net assets available for benefits over pension obligations of $307 million. The Plan is addressing this deficiency through increased employer and employee contributions and exercising due diligence in evaluating investment and other management decisions.

As at March 31, 2013, the Province’s total gross pension obligation for all these plans (except health) was $7,686 million (2012 — $7,338 million) or $1,828 million net of plan assets (2012 — $1,634 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Province’s liability to the Civil Service Superannuation Fund (CSSF) was completed as at December 31, 2011. The report also provided a formula to update the liability on an annual basis. In accordance with this formula, the Province’s actuarial liability to the CSSF has been calculated at $2,524 million on an indexed basis as at March 31, 2013 (2012 — $2,418 million) or at $670 million net of plan assets as at March 31, 2013 (2012 — $613 million).

An actuarial report for Teachers Retirement Allowances Fund (TRAF) was completed as of January 1, 2012 and provides a formula to update the Province’s pension liability, resulting in a pension liability of $3,315 million on an indexed basis at March 31, 2013 (2012 — $3,089 million) or $1,131 million net of plan assets at March 31, 2013 (2012 — $1,009 million).

An actuarial valuation and report of the Province’s liability to other pension plans was calculated at $1,847 million on an indexed basis at March 31, 2013 (2012 — $1,831 million) or at $27 million net of plan assets at March 31, 2013 (2012 — $12 million).

The following table summarizes the estimated actuarial pension liability for the Province and Crown organizations excluding GBEs such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below):

	As at March 31,
	2012	2013
	(In millions of dollars)
Civil Service Superannuation Fund	$613	$670
Teachers’ Retirement Allowances Fund	1,009	1,131
Other Pension Plans	12	27

Pension Liability (1)	$1,634	$1,828

(1)	Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Province continues to set aside funds to address the Province’s unfunded pension liability. The Province transferred a total of $1,100 million from the Operating Fund to the CSSF during the fiscal years from 2009 to 2012. In addition, the Province provided funding of $1,502 million to the TRAF during the fiscal year 2008 to reduce its unfunded pension liability level.

Manitoba Hydro employees are eligible for pensions under The Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. As at March 31, 2013, Manitoba Hydro and its subsidiaries had a liability for pension obligations of $1,365 million (2012 — $1,121 million), and pension assets of $903 million (2012 — $853 million). These amounts are not included in the above totals in respect of the Province’s pension liability.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (Manitoba Hydro) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to The Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

In 1999, Manitoba Hydro purchased Centra Gas Manitoba Inc. (Centra Gas), the primary gas distribution utility in Manitoba.

In 2002, Manitoba Hydro purchased all of the assets and liabilities of Winnipeg Hydro from the City of Winnipeg. As a result, Manitoba Hydro is now serving electric customers throughout the entire Province of Manitoba. The electrical systems of Manitoba Hydro and the former Winnipeg Hydro are interconnected and operate as an integrated system.

Manitoba Hydro currently provides electricity to approximately 549,000 customers and natural gas service to approximately 270,000 customers within the Province. In addition, Manitoba Hydro currently has 27 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan.

At March 31, 2013, Manitoba Hydro’s total generating capability was 5,685 megawatts. Of this generating capability, hydro-electric stations represented 91.8%, thermal-electric stations 8.0% (6.3% natural gas and 1.7% coal) and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system.

For the fiscal year ended March 31, 2013, 93.0% of the total energy supply of 35.6 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 0.2%, by imports 4.3% and by wind purchase 2.5%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2013 was $92 million, compared to net income of $61 million in the previous fiscal year. The increase in net income of $31 million was largely attributable to increased revenues from domestic electricity sales partially offset by higher expenses. The Wuskwatim Generating Station became operational during 2012-13 which also contributed to higher expenses over the previous year. Manitoba Hydro’s debt/equity ratio of 75:25 was on target as of March 31, 2013.

Electricity

As at March 31, 2013, Manitoba Hydro owned and operated 15 hydro-electric generating stations having a total installed electric generating capability of 5,217 megawatts, including five stations with a total capability of 3,949 megawatts located on the Nelson River. Manitoba Hydro also owned and operated two thermal-electric generating stations having a total installed capability of 458 megawatts and four isolated diesel sites having an installed capacity of 10 megawatts.

As at March 31, 2013, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 12,773 circuit kilometers.

For purposes of exporting surplus energy, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a firm export transfer capability of 200,000 kilowatts and a firm import capability of 0 kilowatts. The interconnections with Saskatchewan have a firm export transfer capability of 150,000 kilowatts and a firm import transfer capability of 0 kilowatts. The interconnections with the United States have a firm export transfer capability of 2,100,000 kilowatts and a firm import transfer capability of 700,000 kilowatts. Additional non-firm import and export transfer capability may be available from time to time on all three interfaces depending on the operating conditions.

During the fiscal year ended March 31, 2013, Manitoba Hydro sold a total of 30.6 billion kilowatt-hours of electricity, representing a decrease of 2% from the fiscal year ended March 31, 2012. Extraprovincial sales accounted for 9.1 billion kilowatt-hours, a decrease of 12.0% from the prior year, or 29.7% of total electricity sales for the fiscal year ended March 31, 2013. Imports accounted for 1.5 billion kilowatt-hours, a decrease of 9.0% from the fiscal year ended March 31, 2012. Wind purchases accounted for 0.9 billion kilowatt-hours.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas, provides natural gas distribution and related energy services to approximately 270,000 customers that are located in nearly 100 communities throughout southern Manitoba. Centra Gas owns a network of transmission (1,792 kilometers) and distribution (7,743 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2013, Centra Gas had total gas deliveries of 72.3 billion cubic feet, an increase of 9.8% from the prior year. These gas deliveries were comprised of 21.2 billion cubic feet to residential customers, 30.0 billion cubic feet to commercial and industrial customers, and 21.1 billion cubic feet of transportation deliveries.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the Province are set on an embedded cost of service basis and are subject to review and approval by The Public Utilities Board of Manitoba (PUB). On September 1, 2012, Manitoba Hydro implemented an interim 2.4% overall electricity rate increase. This followed an interim 2.0% increase implemented on April 1, 2012. Both increases were granted by the PUB pending conclusion of its review of the corporation’s 2012-13 and 2013-14 general rate application. In its final order, the PUB finalized the interim rate increases and approved a further 3.5% rate increase across all customer classes effective May 1, 2013. The order also reversed a 1.0% rollback effective April 1, 2010 and returned associated revenues which had been held in a deferral account. Manitoba Hydro’s electricity customers continue to enjoy one of the lowest rate structures in North America.

Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. Centra Gas also makes periodic rate applications for changes in non-commodity costs and other gas costs. On July 26, 2013 the PUB approved an approximate 1.0% general revenue increase for gas operations, effective August 1, 2013.

Centra Gas also offers a fixed rate service for primary natural gas supply which allows customers to fix their natural gas rates for terms of up to five years. The fixed rate service is offered to residential and commercial customers.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2009		2010		2011		2012		2013
Electricity
Installed Generating Capability (in megawatts)	5,490		5,511		5,499		5,485		5,685
Manitoba Firm Peak Demand (in megawatts)	4,477		4,359		4,261		4,343		4,535
Energy Supply (in millions of kilowatt-hours)
Generated	34,541		33,974		34,115		33,249		33,244
Purchased (scheduled energy)	2,653		1,788		1,755		2,588		2,380

Total	37,194		35.762		35,870		35,837		35,624

Electric Energy Sales (in millions of kilowatt-hours)
Manitoba	21,210		20,486		20,787		20,770		21,477
Extraprovincial (scheduled energy deliveries)	11,417		11,149		10,578		10,321		9,081

Total	32,627		31,635		31,365		31,091		30,558

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$1,126,812		$1,144,891		$1,200,381		$1,191,117		$1,341,011
Extraprovincial	622,646		426,641		398,307		363,044		352,633

Total	$1,749,458		$1,571,532		$1,598,688		$1,554,161		$1,693,644

Number of Customers	527,472		532,359		537,299		542,681		548,774
Average Revenue per kilowatt-hour
Manitoba	5.31	¢	5.59	¢	5.77	¢	5.73	¢	6.24	¢
Extraprovincial	5.45	¢	3.83	¢	3.77	¢	3.52	¢	3.88	¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	3.34	¢	3.34	¢	3.43	¢	3.58	¢	3.96	¢
Natural Gas
Gas Deliveries (in billions of cubic feet)
Residential	26.8		23.6		20.9		18.0		21.2
Commercial/Industrial	28.3		25.3		29.0		25.7		30.0
Transportation	21.3		21.8		20.6		22.2		21.1

Total	76.4		70.7		70.5		65.9		72.3

Number of Customers	263,008		264,301		265,961		267,699		269,786
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$319,733		$253,240		$233,847		$195,338		$199,210
Commercial/Industrial	252,830		193,399		163,822		127,774		123,701
Transportation	5,165		5,246		4,994		4,602		4,813
Other	1,901		1,924		1,394		990		1,296

Total	$579,629		$453,809		$404,057		$328,704		$329,020

For information with respect to the operating financial results, balance sheet, statement of cash flows and comprehensive income of Manitoba Hydro, see “Tables of Supplementary Information — Tables V, VI, VII and VIII.”

Construction Program

The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities during the four-year period ended March 31, 2013, and the estimated capital expenditures during the five-year period ending March 31, 2018.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2010	2011	2012	2013	2014	2015	2016-2018
Electricity
Major New Generation & Transmission	$678,986	$657,469	$567,780	$600,271	$1,351,583	$1,434,602	$5,113,484
Generation Upgrades	91,196	113,745	105,495	92,332	88,167	111,574	322,644
Transmission & Stations	84,042	108,718	114,253	98,481	133,557	208,724	362,822
Distribution & Other	229,943	220,183	245,474	241,877	285,142	253,873	677,412
Natural Gas
Distribution & Other	33,482	33,916	37,676	38,880	36,233	32,768	112,834

Total	$1,117,649	$1,134,031	$1,070,678	$1,071,841	$1,894,682	$2,041,541	$6,589,196

Capital expenditures, excluding major new generation and transmission expenditures, are estimated to total $2,626 million for the five-year period ending March 31, 2018. Manitoba Hydro expects internally generated funds to be sufficient to fund the majority of these capital expenditures.

Manitoba Hydro’s resource plan indicates new generation will be required in 2023/24 to meet the current projection of Manitoba load requirements under dependable energy conditions. Manitoba Hydro is actively planning a number of projects such as Bipole III transmission and Keeyask and Conawapa generating stations in order to further improve electrical system reliability, to meet the future energy requirements of the Province, and to take advantage of export market opportunities outside of the Province. In addition, the plan facilitates access to that power market by securing transmission, and provides new interconnection capability. These plans would involve investment of approximately C$20 billion which will generate significant returns for Manitobans following the in-service date of these projects. Construction of new generation projects will only proceed once firm export sales contracts are secured, extensive consultations with stakeholders and First Nations are concluded, and environmental and regulatory approvals are received.

Bipole III is a proposed new high voltage direct current (HVDC) transmission project required to improve overall system reliability and dependability, as well as to provide additional capacity for delivery of existing and proposed hydroelectric generation to southern markets. The project includes the HVDC transmission line, energy conversion facilities, and system connections. The proposed Bipole III route, which is planned to be a minimum of 1,341 km in length, will originate at a new northern converter station site, travel south and west of Lakes Winnipegosis and Manitoba, and terminate at a new southern converter site east of Winnipeg. The environmental impact statement of the new Bipole III was filed with Manitoba Conservation in December 2011. Public hearings on the project by the Clean Environment Commission began in the fall of 2012 and concluded in early 2013. Manitoba Conservation and Water Stewardship granted Environment Act Licence No. 3055 to Manitoba Hydro on August 14, 2013 for the construction, operation, and maintenance of the Bipole III Transmission Project. Construction is scheduled to begin in the winter of 2013/14 with a projected in-service date of late 2017.

The proposed 695-megawatt Keeyask Generating Station will be developed on the Nelson River approximately 175 km northeast of Thompson in partnership with the Keeyask Cree Nations (KCN) — Tataskweyak Cree Nation, War Lake First Nation, Fox Lake Cree Nation and York Factory First Nation. The Joint Keeyask Development Agreement formalizing the Keeyask Hydropower Limited Partnership (KHLP) between Manitoba Hydro and the four KCN was signed in 2009 and provides the KCN with a right to own up to 25 per cent of the partnership. A Keeyask Infrastructure Agreement was negotiated between Manitoba Hydro and the KCN enabling an early start to construction of the access road to the site and the construction camp. The project description was filed with the Federal Major Projects Management Office in July 2011 and the Environmental Act Proposal form was filed with Manitoba Conservation in December 2011. The application for the Keeyask Project Interim Water Power License was submitted to the Province in early 2012. The environmental impact statement was submitted to Manitoba Conservation and Water Stewardship and to the Canadian Environmental Assessment Agency in July 2012. The Manitoba Clean Environment Commission is holding hearings which commenced in late September 2013. Work is progressing on maintaining the current regulatory schedule, with a projected construction start date of June 2014 and a projected in-service date of 2019.

The proposed 1,485-megawatt Conawapa generating station would be built approximately 90 kilometres downstream of Gillam and 28 kilometres downstream of Limestone Generating Station, in the Fox Lake Resource Management Area on the lower Nelson River. A formal planning process is underway with the communities in the vicinity of the project, including Fox Lake Cree Nation, York Factory First Nation, Tataskweyak Cree Nation, War Lake First Nation and the Shamattawa First Nation. Activities are progressing to complete the Project Description, preliminary engineering and the environmental assessment. The Environmental Impact Statement is scheduled to be filed by the end of 2014. The earliest planned construction start would be in December 2017 with a projected in-service date of 2026.

The following table summarizes the location and net winter capability of Manitoba Hydro’s integrated system existing and potential generating stations.

MANITOBA HYDRO INTEGRATED SYSTEM

EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Net Winter Capability
		(in megawatts)
Jenpeg	Nelson	129
Kelsey	Nelson	250
Kettle	Nelson	1,220
Long Spruce	Nelson	1,010
Limestone	Nelson	1,340
Pine Falls	Winnipeg	88
Great Falls	Winnipeg	129
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	67
Pointe Du Bois	Winnipeg	75
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10
Wuskwatim	Burntwood	200

Total Hydraulic Capability		5,217
Brandon & Selkirk Thermal		458

Total Integrated System Capability		5,675

POTENTIAL GENERATING STATIONS (1)

Conawapa	Nelson	1,300
Gillam Island	Nelson	850
Keeyask	Nelson	630
Whitemud	Nelson	290
Red Rock	Nelson	250
Manasan	Burntwood	250
First Rapids	Burntwood	195
Notigi	Burntwood	100

		3,865

Total		9,540

(1)	Net capacity addition to the integrated system.

Export Power Sales

Manitoba Hydro has a contract with Northern States Power Company (NSP), (a subsidiary of Xcel Energy), for the export of 500 megawatts of firm power until 2015. On May 27, 2010, the parties entered into 3 contracts providing for (i) the sale to NSP of 375 megawatts of power in the summer seasons and 325 megawatts of power in the winter seasons from May 2015 through April 2025, (ii) the sale to NSP of 125 megawatts of power for May 2021 to April 2025 conditional on Manitoba Hydro awarding on or before May 1, 2018 a major general civil contract for the construction of a new generating facility with an installed capacity of at least 1,000 megawatts, (iii) a 350 megawatt Seasonal Diversity Agreement under which capacity and energy may be exported from Manitoba in the summer months and returned to Manitoba in the winter months for the period May 2015 through April 2025. Approval of these contracts is required by the Minnesota Public Utilities Commission, as well as the National Energy Board of Canada (NEB). The Minnesota Public Utilities Commission issued an order approving the contracts on May 26, 2011. The NEB issued an export permit approving the 375/325 megawatt sale and the 350 megawatt Seasonal Diversity Agreement on February 2, 2012. An NEB application for the 125 megawatt sale will be filed by Manitoba Hydro prior to the start of the sale. In addition, two termination agreements were signed on May 27, 2010 to terminate the existing diversity arrangements (described below) with NSP on April 30, 2015.

On May 19, 2011, Manitoba Hydro and Minnesota Power (MP) entered into two contracts providing for (i) a 250 megawatt power sale to MP from June 2020 to May 2035, and (ii) an Energy Exchange Agreement to provide Manitoba Hydro with firm transmission service to import energy during the period June 2020 to May 2035. The 250 megawatt power sale contract is conditional upon the construction of the Keeyask Generating Station, which has a projected in-service date of 2019, and construction of at least 250 megawatts of transmission facilities in Manitoba and the United States. MP received approval of the 250 megawatt power sale and Energy Exchange Agreement from the Minnesota Public Utilities Commission on February 1, 2012. Manitoba Hydro requires NEB approval of the 250 megawatt power sale and an application will be filed prior to the start of the sale.

In March 2008, Manitoba Hydro and Wisconsin Public Service (WPS) signed a Term Sheet that sets out the significant terms for a 500 megawatt power sale from 2018 to 2032. On May 19, 2011, Manitoba Hydro and WPS entered into contracts providing for (i) the sale of 100 megawatts of power during the period June 2021 to May 2027, and (ii) a 108 megawatt long term surplus energy sale. The 108 megawatt long term surplus energy sale when combined with the 100 megawatt energy contract signed in May 2009 covers the period from June 2009 to May 2023. Approval of the 100 megawatt power sale contract with WPS is required by the NEB. Negotiations are continuing to expand the Wisconsin power sale up to 500 megawatts which will require the construction of the Conawapa Generating Station and new transmission facilities in Manitoba and the United States.

Manitoba Hydro has a 150 megawatt Seasonal Diversity Exchange Agreement with Great River Energy that will continue until October 2014. On July 26, 2013, Manitoba Hydro and Great River Energy entered an agreement for a 200 megawatt Seasonal Diversity Exchange that will commence in November 2014 and continue to April 2030. Approval of the 200 megawatt Seasonal Diversity Exchange Agreement with Great River Energy is required by the NEB. In addition, Manitoba Hydro has 150 megawatt and 200 megawatt Seasonal Diversity Exchange Agreements with NSP that continue until April 2015. These Seasonal Diversity Exchange Agreements provide capacity, and energy that may be exported from Manitoba in the summer months and returned to Manitoba in the winter months.

Other existing long-term firm export power sales include a 50 megawatt sale to Minnesota Power from 2009 to 2015.

Manitoba Hydro enters into short-term and long-term power sales on an on-going basis to numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordination Agreement with the Midcontinent Independent System Operator, Inc. (MISO) which allows Manitoba Hydro to participate in the MISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of the MISO. From its headquarters in central Indiana, the MISO serves as the regional transmission organization for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 130,000 megawatts of generation capacity over 65,000 miles of high voltage transmission lines in all or parts of 11 states. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broader range of electricity products, thereby providing additional sales opportunities to Manitoba Hydro.

CANADIAN FOREIGN EXCHANGE

Canada maintains a floating exchange rate. Average noon spot exchange rates against the U.S. dollar are shown in the table below for the calendar years 2008 through 2012.

	Average Noon Spot Rates
Foreign Currency	2008	2009	2010	2011	2012
	(Canadian dollars per unit of foreign currency)
United States Dollars (1)	$1.0660	$1.1420	$1.0299	$0.9891	$0.9996

(1)	The high and low spot rates for the U.S. dollar expressed in Canadian dollars are as follows:

	2008	2009	2010	2011	2012
High	$1.2447	$1.3066	$1.0778	$1.0604	$1.0418
Low	0.9952	0.9755	0.9961	0.9449	0.9710

Source: Bank of Canada.

At March 31, 2013, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.0156.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (1)

AS AT MARCH 31, 2013

(with comparative figures for 2012)

	2012	2013
	(In millions of dollars)
FINANCIAL ASSETS
Cash and cash equivalents	$1,374	$1,331
Temporary investments	205	191
Amounts receivable	1,647	1,661
Inventories for resale	65	74
Portfolio investments	2,760	2,466
Loans and advances	955	1,096
Equity in GBEs	3,617	3,766

TOTAL FINANCIAL ASSETS	$10,623	$10,585

LIABILITIES
Borrowings	19,603	20,788
Accounts payable, accrued charges, provisions and unearned revenue	3,936	3,862
Pension liability	1,634	1,828

TOTAL LIABILITIES	25,173	26,478

NET DEBT	(14,550)	(15,893)

NON-FINANCIAL ASSETS
Inventories held for use	59	55
Prepaid expense	50	60
Tangible capital assets	9,097	9,842

	9,206	9,957

ACCUMULATED DEFICIT	$(5,344)	$(5,936)

(1)	Certain comparative figures are restated to reflect prior period restatements and to conform with the 2013 presentation.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE (1)

FOR THE YEAR ENDED MARCH 31, 2013

(with comparative figures for 2012)

	2012	2013
	(In millions of dollars)
REVENUE
Income taxes:
Corporate income tax	$441	$456
Individual income tax	2,697	2,846
Other taxes:
Retail sales tax	1,658	1,767
Fuel taxes	269	332
Levy for health and education	292	296
Mining tax	62	38
Education property tax	554	587
Other taxes	515	552
Fees and other revenue	1,906	1,998
Federal transfers:
Equalization	1,942	1,872
Canada Health and Canada Social Transfers	1,417	1,487
Shared cost and other	973	594
Net income from GBEs	713	719
Sinking funds and other investment earnings	249	242

TOTAL REVENUE	13,688	13,786

EXPENSE
Health and Healthy Living	5,328	5,487
Education	3,389	3,569
Family Services	1,013	1,062
Community, Economic and Resource Development	2,734	2,405
Justice and Other Expenditures	1,410	1,004
Debt Servicing	815	839

TOTAL EXPENSE	14,689	14,366

NET LOSS FOR THE YEAR	$(1,001)	$(580)

(1)	Certain comparative figures are restated to reflect prior period restatements and to conform with 2013 presentation.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

FOR THE YEAR ENDED MARCH 31, 2013

(with comparative figures for 2012)

	2012	2013
	(In millions of dollars)
Opening accumulated deficit, as previously reported	$(4,237)	$(5,305)
Restatements (Note)
Correction of recognition of tax credits	(37)	(39)

Opening accumulated deficit, as restated	(4,274)	(5,344)
Other Comprehensive Income	(77)	(12)
Amalgamation of controlled entity	8	—
Net Loss for the year	(1,001)	(580)

Closing accumulated deficit, as restated	$(5,344)	$(5,936)

Note

Correction for Accrual of Income Tax Credits

The CICA’s Accounting Standards Board has announced that effective January 1, 2012 Canadian publicly accountable enterprises will adopt standards related to the recognition of certain tax credits and concessions. As a result of the review of the application of this new accounting policy it was determined that certain tax credits were not being recognized in the fiscal year to which they applied but rather were being recognized when paid. During the year a correction was made to ensure all tax credits and concessions are being recognized in the year in which the tax credit is earned. This has resulted in an increase in the opening accumulated deficit and net debt of $39 million (2012 - $37 million).

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW (1)

FOR THE YEAR ENDED MARCH 31, 2013

(with comparative figures for 2012)

	2012	2013
	(In millions of dollars)
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the year	$(1,001)	$(580)
Changes in non-cash items:
Temporary investments	140	14
Amounts receivable	(426)	(45)
Valuation allowance	93	36
Inventories	(13)	(5)
Prepaids	1	(10)
Accounts payable, accrued charges, provisions and deferrals	352	(74)
Pension liability	(97)	194
Amortization of foreign currency fluctuation	6	5
Amortization of debt discount	(16)	1
Unamortized losses on derivative contracts	52	53
Loss on disposal of tangible capital assets	55	17
Amortization of tangible capital assets	476	511

	(378)	117
Other Comprehensive Income	(77)	(12)
Net assets acquired on amalgamation	8	—
Changes in equity in GBEs	(47)	(149)

Cash provided by (used in) operating activities	(494)	(44)

Capital Activities
Acquisition of tangible capital assets	(1,441)	(1,273)

Cash used in capital activities	(1,441)	(1,273)

Investing activities
Investments purchased	(1,543)	(1,837)
Investments sold or matured	838	1,369

Cash used in investing activities	(705)	(468)

Financing activities
Debt issued	5,424	4,060
Debt redeemed	(2,457)	(2,318)

Cash provided by financing activities	2,967	1,742

Increase (Decrease) in cash and cash equivalents	327	(43)
Cash and cash equivalents, beginning of year	1,047	1,374

Cash and cash equivalents, end of year	$1,374	$1,331

(1)	Certain comparative figures are restated to reflect prior period restatements and to conform with 2013 presentation.

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2013 (2)

(with comparative figures for 2012)

	Utilities	Insurance	Finance	Total 2013	Total 2012
	(In millions of dollars)
Changes in Equity
Results of Operations
Revenue from Operations	$2,062	$1,485	$1,447	$4,994	$4,763

Expense:
Operations	1,481	1,416	882	3,779	3,620
Debt servicing	489	—	7	496	430

Total Expense	1,970	1,416	889	4,275	4,050

Net Income	92	69	558	719	713
Transfers to the Government	—	—	(558)	(558)	(592)

	92	69	—	161	121
Other comprehensive income	(28)	16	—	(12)	(77)
Net assets acquired on amalgamation	—	—	—	—	8
Equity restatement on contributed surplus	—	—	—	—	(5)

Net increase in equity in GBEs	$64	$85	$—	$149	$47

(1)	GBEs consist of the following as at March 31, 2013:

Utilities:

The Manitoba Hydro-Electric Board

Insurance:

The Deposit Guarantee Corporation of Manitoba

The Manitoba Public Insurance Corporation

The Workers Compensation Board

Finance:

The Manitoba Liquor Control Commission

The Manitoba Lotteries Corporation

(2)	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2013

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(A) Payable in Canadian Dollars:
Debenture Loans
EW	17-Apr-13	2003	5.50	$125,000	(1)
FG	3-Jun-13	2006	4.25	300,000	(1)
DE	22-Jul-13	1993	8.50	300,000	(1)(3)
EZ	3-Dec-13	2003	5.05	500,000	(1)(3)
FM	1-Sep-14	2009	3.05	250,000	(1)
FC	3-Dec-14	2004	4.80	600,000	(1)
EY	3-Dec-15	2003	5.20	450,000	(1)
FF	1-Mar-16	2005	4.30	500,000	(1)
FW	1-Dec-16	2011	2.05	600,000	(1)
FX	1-Jun-17	2012	1.85	300,000	(1)
FJ	22-Sep-17	2007	4.70	250,000	(1)
PC	5-Mar-18	2007	4.25	250,000	(1)
GD	5-Sep-18	2013	1.85	300,000	(1)
FP	3-Jun-20	2010	4.15	800,000	(1)
FV	1-Dec-21	2011	3.85	600,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)(3)
CL	5-Mar-31	1991	10.5	599,945	(1)
FA	5-Mar-37	2004	5.70	700,000	(1)
PB	5-Mar-38	2007	4.60	950,000	(1)
FK	5-Mar-40	2008	4.65	800,000	(1)
FR	5-Mar-41	2010	4.10	950,000	(1)
FT	5-Mar-42	2011	4.40	400,000	(1)
GA	5-Mar-43	2012	3.35	300,000	(1)
FN	5-Mar-50	2009	4.70	350,000	(1)

Total Debenture Loans				11,474,945

Medium-Term Notes
C081-MTN	27-Sep-13	2005	Discount	100,000	(1)
C083-MTN/RRB	1-Dec-13	2006	1.753	25,864	(1)
C111-MTN	17-Apr-14	2010	Floating	145,000	(1)
C131-MTN	3-Dec-14	2012	1.4	25,000	(1)
C115-MTN	4-May-15	2010	Floating Step	100,000	(1)
C121-MTN	19-Apr-16	2011	Floating	430,000	(1)
C123-MTN	15-Sept-16	2011	Floating	350,000	(1)
S001-MTN	15-Sep-16	2011	Floating	75,000	(1)
C126-MTN	3-Apr-17	2012	Floating	300,000	(1)
C130-MTN	31-Aug-17	2012	STEP	10,000	(1)
C011-MTN	22-Sep-17	1997	6.50	280,454	(1)
C012-MTN	22-Sep-17	1997	6.50	100,000	(1)
C132-MTN	2-Apr-18	2012	Floating	304,000	(1)
C023-MTN	15-Nov-18	1998	5.50	250,000	(1)
C084-MTN/RRB	1-Dec-18	2006	1.738	95,584	(1)
C077-MTN	11-Feb-20	2005	STEP	625,000	(5)
C133-MTN	13-Feb-23	2013	STEP	13,000	(1)
C119-MTN	5-Sep-25	2010	4.40	665,000	(1)

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
C127-MTN	3-May-27	2012	STEP	22,000	(6)
C074-MTN	3-Dec-29	2004	STEP	100,000	(6)
C116-MTN	5-Mar-31	2010	6.30	100,000	(5)
C049-MTN	26-Jul-32	2002	4.31	50,000	(1)
C052-MTN	29-Oct-32	2002	5.975	30,000	(1)
C076-MTN	19-Jan-35	2005	STEP	75,000	(5)
C086-MTN	30-Jun-36	2006	STEP	50,000	(6)
C087-MTN/RRB	1-Dec-36	2006	2.00	110,500	(1)
C124-MTN	5-Mar-39	2011	4.25	210,000	(1)
C091-MTN	16-Jul-39	2007	STEP	100,000	(10)
C031-MTN	5-Mar-40	2001	6.20	276,000	(1)
C040-MTN	5-Mar-42	2002	6.00	350,000	(1)
C068-MTN	5-Mar-44	2004	5.80	120,000	(1)
C092-MTN	5-Mar-44	2007	5.00	157,035	(1)
C129-MTN	5-Sept-52	2012	3.15	50,000	(1)
C110-MTN	5-Mar-60	2009	5.20	325,000	(1)
C109-MTN	5-Mar-63	2009	4.625	105,000	(1)

				6,124,437

L004-MTN	22-Sep-17	2000	6.50	25,000	(1)
L003-MTN	15-Nov-18	2000	5.50	75,000	(1)

				100,000

H052	30-Apr-13	2009	Floating	84,000	(1)
H050	31-Oct-13	2009	Floating	270,000	(1)
H051	31-Oct-13	2009	Floating	150,000	(1)
H053	19-Apr-16	2011	Floating	50,000	(1)
H033	15-Nov-18	2007	5.50	80,000	(1)
H056	06-Sep-22	2012	Step-up	20,000	(5)

				654,000

D151-MTN/RRB	1-Dec-13	2006	1.753	47,230	(1)
D165-MTN	15-Sep-16	2011	Floating	200,000	(1)
D147-MTN	15-Nov-18	2005	5.50	50,000	(1)
D152-MTN	15-Nov-18	2007	5.50	45,000	(1)
D150-MTN/RRB	1-Dec-18	2006	1.738	95,584	(1)
D166-MTN	6-Jul-26	2011	Floating	11,000	(4)
D025-MTN	5-Mar-31	2000	6.30	310,000	(1)
D129-MTN	5-Mar-31	2005	STEP	100,000	(5)

				858,814

Total Medium Term Notes				7,737,251

Canadian Issues Swapped to USD:
CAD $
DE	22-Jul-13	1993	N/A	(300,000)
EZ	3-Dec-13	2003	N/A	(390,500)

				(690,500)

Foreign Issues Swapped to Canadian Dollars:
FO	22-Apr-13	2010	N/A	207,850
EZ	3-Dec-13	2004	N/A	208,320
FS	28-Apr-14	2011	N/A	620,250
C106	30-Apr-14	2009	N/A	95,600

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
FL	5-May-14	2009	N/A	330,000
FI	17-Sep-14	2007	N/A	255,000
FQ	15-Jul-15	2010	N/A	628,800
FE	1-Sep-15	2005	N/A	255,000
AZ	17-Jul-16	1986	N/A	200,630
C037	1-Nov-16	2001	N/A	13,110
C036	21-Nov-16	2001	N/A	39,340
FY	3-Apr-17	2012	N/A	593,400
BM	15-Jan-18	1988	N/A	254,960
BU	1-Dec-18	1988	N/A	136,375
FZ	30-May-19	2019	N/A	615,750
CB	15-Jan-20	1990	N/A	369,400
CD	1-Apr-20	1990	N/A	412,815
GB	8-Aug-22	2012	N/A	209,700
GC	6-Sep-22	2012	N/A	592,710
C113	29-Mar-30	2010	N/A	102,923
S002	31-Oct-40	2011	N/A	55,864
H057	17-Nov-42	2012	N/A	39,463
C120	14-Oct-50	2010	N/A	70,300
C128	25-Jun-52	2012	N/A	64,420

				6,371,980

Total Canadian Dollars				24,893,675

(B) Payable in U.S. Dollars:
FO	22-Apr-13	2010	2.125	614,090	(1)(2)
FS	28-Apr14	2011	1.375	721,810	(1)(2)
FQ	15-Jul-15	2010	2.625	628,800	(1)(2)
AZ	17-Jul-16	1986	7.75	151,720	(1)(2)
FH	6-Dec-16	2006	4.90	507,800	(1)
FY	3-Apr-17	2012	1.30	593,400	(1)(2)
BM	15-Jan-18	1988	9.125	203,120	(1)(2)
EE	15-Sep-18	1988	9.50	203,120	(1)
BU	1-Dec-18	1988	9.625	304,680	(1)(2)
FZ	30-May-19	2012	1.750	609,360	(1)(2)
CB	15-Jan-20	1990	8.80	253,900	(1)(2)
CD	1-Apr-20	1990	9.25	304,680	(1)(2)
CO	15-Sep-21	1991	8.875	304,680	(1)
GC	06-Sep-22	2012	2.100	609,360	(1)(2)

				6,010,520

Swapped to Canadian Dollars:
FO	22-Apr-13	2010	N/A	(207,850)
FS	28-Apr-14	2011	N/A	(620,250)
FQ	15-Jul-15	2010	2.625	(628,800)
AZ	17-Jul-16	1986	N/A	(151,720)
FY	3-Apr-17	2012	N/A	(593,400)
BM	15-Jan-18	1988	N/A	(203,120)
BU	1-Dec-18	1988	N/A	(101,560)
FZ	30-May-19	2012	N/A	(609,360)
CB	15-Jan-20	1990	N/A	(253,900)
CD	1-Apr-20	1990	N/A	(304,680)
GC	6-Sep-22	2012	N/A	(609,360)

				(4,284,000)

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Foreign Issues swapped to U.S. Dollars:
DE	22-Jul-13	1993	N/A	191,326
EZ	3-Dec-13	2003	N/A	152,340

				343,666

Total US Dollars				2,070,186

(C) Payable in Swiss Francs:
FI	17-Sep-14	2007	2.625	289,656	(1)(2)
FL	5-May-14	2009	2.26	321,840	(1)(2)

				611,496

Swapped to Canadian Dollars:
FI	17-Sep-14	2007	2.632	(289,656)
FL	5-May-14	2009	2.26	(321,840)

				(611,496)

Total Swiss Francs				0

(D) Payable in Japanese Yen:
C036	21-Nov-16	2001	2.00	32,400	(1)(2)
C037	21-Nov-16	2001	2.03	10,800	(1)(2)

				43,200

Japanese Yen Issues swapped to Canadian Dollars:
C036	21-Nov-16	2001	2.00	(32,400)
C037	21-Nov-16	2001	2.03	(10,800)

				(43,200)

Total Japanese Yen				0

(E) Payable in New Zealand Dollars:
FE	1-Sep-15	2005	6.38	255,330	(1)(2)

				255,330

Swapped to Canadian Dollars:
FE	1-Sep-15	2005	Floating	(255,330)

				(255,330)

Total New Zealand Dollars				0

(F) Payable in Hong Kong Dollars:
C106	1-Sep-15	2009	3.00	78,499	(1)(2)

				78,499

Swapped to Canadian Dollars:
C106	1-Sep-15	2009	Floating	(78,499)

				(78,499)

Total Hong Kong Dollars				0

(H) Australian Dollar:
GB	8-Aug-22	2012	4.25	211,780	(1)(2)

				211,780
Swapped to Canadian Dollars:
GB	8-Aug-22	2012	4.25	(211,780)

				(211,780)

Total Australian Dollars				0

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(G) Payable in Euros:
C113	29-Mar-30	2010	4.00	97,815	(1)(2)
C120	14-Oct-50	2010	3.15	65,210	(1)(2)
S002	31-Oct-40	2011	3.24	52,168	(1)(2)
C128	25-Jun-52	2012	2.78	65,210	(1)(2)
H057	17-Nov-42	2012	2.67	40,430	(1)(2)

				320,833

Swapped to Canadian Dollars:
C113	29-Mar-30	2010	4.00	(97,815)
C120	14-Oct-50	2010	3.15	(65,210)
S002	31-Oct-40	2011	3.24	(52,168)
C128	25-Jun-52	2012	2.78	(65,210)
H057	17-Nov-42	2012	2.67	(40,430)

				(320,833)

Total Euros				0

Builder Bonds (Payable in Canadian Dollars)
BB # 10	15-Jun-13	2008	Floating	899	(6)
	15-Jun-13	2008	Fixed	2,306	(1)
	15-Jun-13	2008	Fixed	1,051	(1)
BB # 11	15-Jun-14	2009	Floating	44,021	(6)
	15-Jun-14	2009	Fixed	2,129	(1)
	15-Jun-14	2009	Fixed	2,647	(1)
BB # 12	15-Jun-15	2010	Floating	38,027	(6)
	15-Jun-13	2010	Fixed	17,552	(1)
	15-Jun-15	2010	Fixed	2,752	(1)
	15-Jun-15	2010	Fixed	5,861	(1)
BB # 13	15-Jun-17	2012	Floating	146,851	(6)
	15-Jun-15	2012	Fixed	4,557	(1)
	15-Jun-17	2012	Fixed	276	(1)
	15-Jun-17	2012	Fixed	918	(1)

				269,847

Total Bonds and Debentures				27,233,708

Canada Pension Plan (Payable in Canadian Dollars)
CPP237	1-May-19	1999	5.67	14,639	(9)
CPPIB-001-MTN	7-Aug-37	2007	5.04	81,158	(1)
CPPIB-002-MTN	1-Dec-38	2009	4.67	102,577	(1)
CPPIB-003-MTN	3-Dec-40	2010	4.38	115,790	(1)
CPPIB-004-MTN	16-Jan-42	2012	3.42	104,459	(1)
CPPIB-005-MTN	3-Jul-42	2012	3.33	73,373	(1)

				491,996

Health Care Facilities
				306,360

Government Business Enterprises				10,000

				23,233

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Government of Canada
Province of Manitoba Promissory Notes
	2012			300,000

Immigrant Investor Program (IIP)
	2013-2018	Various	1.546-3.428	280,429

Treasury Bills Payable in Canadian Dollars
	2012	Various		1,625,000	(7)

Total Borrowings				$30,270,726

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2013

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Outstanding Amount	Ref.
				(In thousands of dollars)
BORROWINGS OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
Series 1	15-Jun-92	1989	Matured	$74
Series 2	15-Jun-93	1990	Matured	25
Series 3	15-Jun-96	1991	Matured	107
Series 4	15-Jun-97	1992	Matured	371
Series 5	15-Jun-01	1996	Matured	481
Series 6	15-Jun-02	1997	Matured	111
	15-Jun-00	1997	Matured	152
	15-Jun-02	1997	Matured	131
Series 11
5 yr floating	15-Jun-16	2011	Floating	38,653	(6)
3 yr fixed annual	15-Jun-14	2011	2.50	8,636	(1)
5 yr fixed annual	15-Jun-16	2011	3.15	1,559	(1)
5 yr fixed compound	15-Jun-16	2011	3.15	5,856	(1)

				56,157

Manitoba Hydro Promissory Notes				0
City of Winnipeg Hydro Bonds				107,000	(1)

Total Self-Supporting Guaranteed Debt				163,157

Grow Bonds				2,500	(8)

Total Securities Guaranteed				$165,657

References:

1.	Non-callable/redeemable.
2.	All or part swapped into Canadian dollars.
3.	All or part swapped to U.S. dollars.
4.	Callable as per terms.
5.	Extendable as per terms.
6.	Redeemable at holder’s option, prior to maturity.
7.	91-day Treasury Bills issued by tender in the amount of $125,000,000 weekly.
8.	The Province has only guaranteed the principal portion of the issue.
9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.
10.	Puttable at the holder’s option.

V. MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31,

	2009	2010	2011	2012	2013
	(In thousands of dollars)
Revenues
Electric
Manitoba	$1,126,812	$1,144,891	$1,200,381	$1,192,797	$1,341,011
Extraprovincial	622,646	426,641	398,307	363,044	352,633
Other revenue	34,926	11,770	18,099	25,865	38,697
Natural gas	579,629	453,809	404,058	329,274	329,020

	2,364,013	2,037,111	2,020,845	1,910,980	2,061,361

Expenses
Operating and administrative	441,670	439,538	463,712	482,059	533,198
Depreciation and amortization	367,542	384,356	392,749	381,324	422,571
Water rentals and assessments	123,000	121,033	120,163	119,301	117,864
Fuel and power purchased	176,383	103,974	106,169	145,632	133,292
Capital and other taxes	87,533	99,491	102,172	102,609	105,117
Cost of gas sold	430,561	315,641	260,637	196,900	181,438

	1,626,689	1,464,033	1,445,602	1,427,825	1,493,480

Net Income before Finance Expense	737,324	573,078	575,243	483,155	567,881

Finance Expense
Interest on debt	565,872	576,014	574,613	603,231	638,061
Amortization of debt discount and expense	(11,751)	(10,624)	3,170	573	288
Interest applied to construction	(56,037)	(101,105)	(138,363)	(170,173)	(140,565)
Investment income	(27,383)	(24,100)	(18,189)	(13,870)	(11,367)
Dual Currency Bonds	—	(30,101)	3,820	2,910	2,984

	470,701	410,084	425,051	422,671	489,401

Net Income before Non-Controlling Interest	266,624	162,994	150,192	60,484	78,480

Non-Controlling Interest	—	—	—	—	13,160

Net Income	$266,624	$162,994	$150,192	$60,484	$91,640

VI. MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31,

	2012	2013
	(In thousands of dollars)
ASSETS
Property, Plant and Equipment
In service	$13,630,501	$15,791,881
Less accumulated depreciation	4,983,782	5,251,799

	8,646,719	10,540,082
Construction in progress	3,150,174	1,967,261

	11,796,893	12,507,343

Current Assets
Cash and cash equivalents	50,178	32,454
Accounts receivable and accrued revenue	326,843	420,753
Interest receivable	3,687	3,687
Materials and supplies, at average cost	106,408	93,021

	487,116	549,915

Other Assets
Other long-term assets	1,134,712	1,132,134
Sinking fund investments	371,978	352,118

	1,506,690	1,484,252

	$13,790,699	$14,541,510

LIABILITIES AND RETAINED EARNINGS
Long-Term Debt
Long-term debt net of sinking fund investments	$8,738,178	$8,999,378
Deferred debt costs	(8,859)	(22,007)
Sinking fund investments shown as assets	371,978	352,118

	9,101,297	9,329,489

Current Liabilities
Accounts payable and accrued liabilities	360,684	421,106
Notes payable	—	—
Accrued Interest	103,566	102,470
Current portion of long-term debt	281,170	656,156

	745,420	1,179,732

Other Liabilities
Other long-term liabilities	542,720	549,757
Asset purchase obligation	206,765	206,765

	749,485	756,522

Contributions in Aid of Construction	317,554	339,951

Non-controlling interest	99,937	94,669

Retained earnings	2,450,038	2,541,678

Accumulated other comprehensive income	326,968	299,469

	$13,790,699	$14,541,510

VII. MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31,

	2012	2013
	(In thousands of dollars)
Cash Provided From (Used For) Operations
Cash receipts from customers	$2,007,770	$2,014,680
Cash paid to suppliers and employees	(1,057,135)	(980,964)
Interest paid	(417,618)	(488,534)
Interest received	34,540	43,773

	567,557	588,955

Cash Provided From (Used For) Financing
Proceeds from long-term debt	697,988	807,135
Proceeds from issues of units of Wuskwatim Power Limited Partnership	12,842	7,892
Retirement of long-term debt	(25,154)	(242,193)
Premium (Discount) on long-term debt	—	(10,000)
Sinking fund withdrawals	23,420	128,919
Mitigation liability	55,786	(36,403)
Notes payable	—	—
Advances to Taskinigahp Power Corporation/ St. Joseph Wind Farm	(51,885)	2,203
Other	12,558	(22,734)

	725,555	634,819

Cash Used For Investment
Property, plant and equipment, net of contributions	(1,124,603)	(1,037,267)
Sinking fund payments and deposits Investment in subsidiaries	(97,807 498)	(106,602 —)
Net obligation to the City of Winnipeg	(16,000)	(16,000)
Other	(74,666)	(81,629)

	(1,312,578)	(1,241,498)

Net decrease in cash and cash equivalents	(19,466)	(17,724)
Cash and cash equivalents, beginning of year	69,644	50,178

Cash and cash equivalents, end of year	$50,178	$32,454

VIII. MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED MARCH 31,

	2012	2013
	(In thousands of dollars)
Net Income	$60,482	$91,640
Other Comprehensive Income
Unrealized foreign exchange losses on debt in cash flow hedges	(54,103)	(30,626)
Realized foreign exchange losses on debt in cash flow hedges reclassified to income	—	1,970
Unrealized fair value gains on available-for-sale U.S. sinking fund investments	13,884	1,157

	(40,219)	(27,499)

Comprehensive Income	$20,263	$64,141

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED MARCH 31,

	2012	2013
	(In thousands of dollars)
Balance, beginning of year	$367,187	$326,968
Other comprehensive loss	(40,219)	(27,499)

Balance, end of year	$326,968	$299,469